SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2017 to December 31, 2017)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

I. Corporate Generals

1. Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business and internet multimedia broadcasting business

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, device or facilities;

6.	Advertisement business;

7.	Retail business via telephone, mail order or online;

8.	IT facility construction business, electrical construction business and fire protection facility business

9.	Real estate and housing business

9(1).	Business facilities management and business support service industry

10.	Electronic banking and finance business;

11.	Education and learning service business;

12.	Security service business (Machinery system surveillance service, Facilities security service, etc);

13.	Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12

14.	Frequency-based telecommunications services and other telecommunications services

15.	Value-added telecommunications business

16.	Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17.	Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18.	Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19.	Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20.	Tourism

21.	(Deleted)

22.	New and renewable energy, energy generation business, electrical system design business and electrical safety management agent business (Addition)

23.	Health Informatics business

24.	Manufacture of communication equipment, device or facilities for military purpose

25.	Energy diagnostics business, professional business relating to energy conservation, and any and all other business in the field of energy use rationalization

26.	Information securities, any and all other business in the field of identification service

27.	Activities of management consultancy

28.	Warehousing and storage

29.	Total construction business (Addition)

30.	Specialized design services (Addition)

31.	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing (Change in subparagraph)

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 13606

Korea

(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•	At the annual general shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual general shareholders’ meeting held on March 16, 2012.

•	At the annual general shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

•	At the annual general shareholders’ meeting held on March 25, 2016, KT’s shareholders approved the addition of Information securities, any and all other business in the field of identification service.

•	Mr. Chang-Gyu Hwang was re-elected as the CEO and President of KT at the annual general shareholders’ meeting held on March 24, 2017. KT’s shareholders approved the addition of fire protection facility business, electrical system design business, activities of management consultancy, and warehousing & storage

•	At the annual general shareholders’ meeting held on March 23, 2018, KT’s shareholders approved the addition of electrical safety management agent business. They also approved the Total construction business for Clarification of Business Purpose and Specialized design services for Business Area Expansion.

3. Total Number of Shares and Related Matters

A. Total Number of Shares

	(As of December 31, 2017)		(Unit: Shares)
	Category	Type of Shares
		Shares	Total
	I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
	II. Total Number of Issued Shares	312,899,767	312,899,767
	III. Total Number of Reduced Shares	51,787,959	51,787,959
Details of Reduced Shares	1. Reduction of Capital	—	—
	2. Share Retirement	51,787,959	51,787,959
	3. Redemption of Redeemable Shares	—	—
	4. Other	—	—
	IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
	V. Number of Treasury Shares	16,014,753	16,014,753
	VI. Current Number of Issued and Outstanding Shares	245,097,055	245,097,055

B. Status of Capital Increase/Decrease

(As of December 31, 2017)		(Unit: Won, Shares)
Details of Issued (Retired) Shares
Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
December 31, 2017	—	—	—	—	—	—

C. Acquisition and Disposal of Treasury Shares

(As of December 31, 2017)						(Unit: Shares)
Method of Acquisition		Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Over-the-Counter	16,140,165	—	125,412	—	16,014,753
	Exchange-Traded	—	—	—	—	—
Subtotal		16,140,165	—	125,412	—	16,014,753
Indirect Acquisition (e.g. Trust Contract)		—	—	—	—	—
Total		16,140,165	—	125,412	—	16,014,753

➢	The above “Beginning of Term” means as of January 1, 2017 and “End of Term” means as of December 31, 2017, which is the most recent date of shareholder registry.

➢	Details of acquisition of treasury shares from January 1, 2017 to December 31, 2017 are as follows. Acquisition of Treasury Shares

•	Not applicable.

Disposition of Treasury Shares

•	May 24, 2017: Disposition of treasury shares(3,254 shares) for FY2016 stock compensation for directors and senior management.

•	August 28, 2017: Disposition of treasury shares(122,158 shares) for FY2016 stock compensation for directors and senior management.

D. Share Ownership Status of the Employee Stock Ownership Association

(1) Transactions with the Employee Stock Ownership Association

•	Not Applicable.

(2) Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

•	Association Account: The Employee Stock Ownership Association exercises its voting rights in a manner that is in proportion to the number of association members who wish to exercise their voting rights.

•	Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of December 31, 2017)	(Unit: Shares)
Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	33,878	33,878
Association Member Account	Common Shares	1,353,777	1,264,701

Total		1,387,655	1,298,579

4. Voting Rights

(As of December 31, 2017)	(Unit: Shares)
Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	16,014,753	Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	245,097,055	—
	Preferred Shares	—

5. Dividends and Related Matters

A. Dividends

KT determines its shareholder return policy by considering business performance and cash flow after completing its investment for long-term growth opportunities and retaining internal cash requirements. KT’s shareholder return policy is subject to change depending on its operating status and business environment.

B. Dividends Paid during the Past Three Fiscal Years

Category		FY2017	FY2016	FY2015
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		561,526	797,844	631,288
Net Profit per Share (Won)		1,904	2,904	2,258
Year-end Cash Dividend (in Millions of Won)		245,097	195,977	122,425
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Pay Out (%)		43.6	24.6	19.4
Cash Dividend Yield (%)	Common Shares	3.2	2.6	1.7
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	1,000	800	500
	Preferred Shares	—	—	—

➢	Net Profit, Net profit per share, Cash dividend propensity are based on consolidated result.

➢	Cash dividend Pay Out (%) is calculated on a basis of Net Profit contribution to KT.

II. Business Details

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

•	Telecommunication (KT, KT Sat, KT Powertel, KT Rwanda Networks LTD)

The telecommunication business involves wide range of businesses such as mobile communications, broadband, IPTV, fixed-line telephony, line lease and enterprise solutions. On dramatic change of technology and customers’ needs, the traditional telecommunication business (fixed-line telephony, broadband, mobile communications) is increasingly evolving into convergence territory including wireless/wireline and telecommunications/broadcasting. The value chain is expanding to adjacent sectors including finance, security, energy and etc. from previous contents, platform, network and terminal.

The satellite service business acquires orbits and frequencies from the government, uses them to obtain satellites, and provide services to generate profits. Therefore, the operator should be authorized as a service provider for satellite communications services, and satellite orbit and frequency should also be allocated by the government. Currently, we have four satellites (the last one launched in October 2017 replacing the existing one) and we are also using satellite repeaters from overseas operators.

PTT(Push To Talk) business operated by KT Powertel is progressing from the Trunked Radio System (“TRS”) service to the radiomessage service based on LTE. In order to lead the industrial technology development, we strive to be the pioneer of PTT service by providing various functions of high quality. As of end 2017, we have 260,000 subscribers mainly in logistics and industrial sites. Our main customers include Korea Coast Gard, Ministry of Health and Welfare, Samsung Electronics, Hyundai Motors, Hotel Shilla and etc.

Rwanda has an area of 26,338 km2 (1/4 of South Korea) and a population of approximately 11.5 million. Of these, mobile subscribers number amount to 8,592,544 (as of Sep.17) with 74.5% penetration ratio. Rwanda, a developing country, has a very low penetration rate of fixed broadband (over 256 kbps) with 12,645 subscribers (as of Sep.17), mainly used by government offices and businesses. On the other hand, the number of mobile broadband (over 256 kbps) subscribers is 4,987,472 with a penetration rate of about 43%, and the number of subscribers is steadily increasing. Of these, about 1.15million smartphone users are estimated.

KT and the Rwandan government have established KT Rwanda Networks, the world’s first PPP (Public-Private Partnership), to spread LTE-based mobile broadband infrastructure and services. KT has been providing services to mobile service providers (MNOs) and internet service providers (ISPs) by acquiring 25 years of 4G and beyond network wholesale exclusive business right and wideband frequency from the Rwandan government.

•	Overseas investment (KT Belgium)

KT Belgium holds stake of KT Rwanda Networks Ltd., which is engaged in the business of building LTE-based mobile broadband infrastructure and services in Rwanda. It does not carry out separate business in Belgium.

•	Credit Cards Business (BC Card)

The first time credit card appeared in Korea is back in 1967 launched by Shinsegae Department Store, and credit card service proliferated back in 1978 with Korea Exchange Bank starting to issue visa cards. The credit card industry has expanded the scope of its business as a result of the government’s credit card proliferation policy, which was designed to help the government correctly charge taxable income. Recently, the industry is reinforcing its risk management in order to enhance profitability.

•	Satellite Broadcasting Service (KT Skylife)

The broadcasting market is broadly classified into the pay-TV market, the broadcasting channel trading market, the broadcasting program trading market, and the broadcasting advertising market.

In the pay-TV market, pay-TV broadcasting platforms (general cable broadcasting companies, satellite broadcasting companies, and IPTV providers) provide multi-channel broadcasting services and secure subscribers. In the analog broadcasting market cable broadcasting companies provide service and in the digital broadcasting market, cable broadcasting operators, satellite broadcasting operators, and IPTV providers are competing.

In the broadcast channel trading market, pay-TV platform operators configure a channel package on channels provided by terrestrial broadcast and program providers and its own channels. It receives license fee in return for transmitting the contents and in exchange pay channel fee (license fee) to terrestrial broadcasters and broadcasting service providers.

In the broadcasting program trading market, terrestrial broadcasters and broadcasting channel operators create its own programs or receive programs from subcontracted program producers, etc., and earn profits by audience rating-based-advertisement and paid broadcasting license fees.

In the broadcasting ad market, terrestrial broadcasters and broadcasting service providers earn profits by providing advertisements on their respective channels. pay-TV platform operators also earn profits via utilizing allocated advertisement time by its own channels or broadcasting service providers.

In addition to the above markets, there is a home shopping channel transmission market which is concluded between home shopping operators and paid broadcasting platforms (general cable broadcasting operators, satellite broadcasting operators, and IPTV providers). Home shopping transmission fee is contracted every year in exchange for home shopping operators paying the platform separately depending on the contribution of sales to the platform.

•	Real estate development, rental and management (KT Estate)

The real estate development business is a project that covers a series of processes from the preparation of the development business such as real estate acquisition, business fund procurement, project planning and promotion, construction management to stabilization after development. The real estate development business is heavily influenced by changes in the financial environment, such as interest rates and capital availability, as well as real estate conditions, due to the large capital input and long-term development planning. Real estate development projects have a higher return than subcontracting projects when they succeed, but it is a high-risk business that requires efficient risk management.

The real estate leasing / management business includes (1) real estate property management business (PM) that covers the operation, maintenance, lease management and financial management, and (2) real estate facility management (FM) that covers operation, maintenance and renovation of various facilities to create pleasant and convenient real estate use.

•	Staffing Agency (H&C Network)

In Korea, manufacturing companies relatively have a high outsourcing rate but service industry’s rate is not too low. Also in-house subcontracting rate, which takes a good portion of outsourcing, is higher at conglomerates with high market power.

•	Information Securities (Initech)

Information Securities: By converging with different industries ‘Information Securities’ can provide big synergies. In this respect, the importance of ‘Information Securities’ is increasing and social . economic demand is constantly expanding.

Financial IT: Recently, new electronic financial services are being introduced and existing services are evolving rapidly. Various payment methods such as Internet professional banks are emerging and new fund transactions such as cloud funding are actively being made. In addition, FinTech companies are growing armed with advanced IT technology and vast customer information and the development of FinTech leads to the introduction of new financial services and efficient operation of existing financial services, thereby improving the overall financial market and economic efficiency.

•	Financing business (Smartro)

The VAN business involves linking credit card companies’ financing networks with large vendors and POS for credit card transactions. With the amendment of ‘Specialized Credit Financial Business Act’ on July 21, 2015, VAN business has been included as a subject of supervision for Financial Supervisory Service and since has been monitored and supervised.

•	Equipment and Related Product Wholesale (KT M&S)

Previously, telecommunication equipment distributions were agency oriented. However, recent telecommunication equipment distributions are moving toward direct channels, manufacturers’ distribution, mass merchandising channels, and on-line. As distribution practices are being more focused on direct channels, we are planning to enhance differentiation through CRM and service quality enhancement.

•	Online Contents Distribution (KT Hitel)

Contents: Our content business sources digital distribution rights for video content, supplies it to distribution platforms, and distributes profits. Content business with its characteristic of One Source Multi Use (OSMU) can create various economic added value emerging as one of the growth engines of Korea. With OSMU’s characteristics, increased content consumption platforms, introduction of prosumers that simultaneously produce and consume content, and the popularization of mobile devices are creating a favorable environment for industrial expansion. We expect to benefit from industry growth as a business operator.

T-commerce: T-Commerce industry is commerce for digital pay-TV subscribers providing two-way services. It has the characteristic of both TV home shopping and Internet shopping. T-Commerce is emerging as new retail channels because while product information can be delivered though TV that customers are familiar with, customers can search for products of interest unlike one-way service that TV home shopping provides.

•	E-commerce (KT Commerce)

Companies increasingly prefer e-commerce business to business (“B2B”) as it allows more efficient sales and purchasing procedures. A broker-managed e-commerce system commences once an order from the e-catalogue is placed and is followed by certain logistical procedures. B2B e-commerce offers purchasing companies greater efficiency, optimized processes and an integrated database system, while at the same time, offering selling companies with greater access to distributors of stable credit ratings.

•	Music contents (Genie Music)

The music industry refers to all industrial areas that produce added value and generate economic value through music in various fields such as composition, performance, publishing, copyright, management, music, broadcasting, advertising, and movie music. The music industry can be divided into two main categories. One is the traditional offline music industry, such as planning and production of music, and distribution. The second is online media convergence, which produces and distributes digital music through online and mobile media.

Since 2000, the size of the offline music industry has been steadily declining. However, since the digital music industry surpassed the scale of offline music industry in 2004, it continues to grow and has become a bridgehead for growth of the domestic music industry. Since the end of 2009, as the spread of smartphones has expanded, the use of music content via wireless internet such as 3G, LTE, WiFi is continuously increasing.

•	Submarine Cable Construction (KT Submarine)

KT Submarine provides cable construction and management services for telecommunication carriers. Submarine cable construction companies in the world are usually structured as affiliates of telecommunication carriers. In addition, KEPCO, new . renewable energy related companies led by private EPCs, and power generating companies with RPS fulfillment of obligation are the pivots for submarine construction projects for electricity providers in Korea.

•	Security and Guards (KT Telecop)

The security service business has been growing due to reasons such as an increase in gross domestic product (“GDP”), women’s social advancement, and the aging population. The security business has a high entry barrier and is not very susceptible to the economic cycle. Security services are provided for individual clients as well as corporate and governmental organizations for the security of personnel, equipment or other assets.

•	Advertising (Nasmedia, PlayD)

In the domestic advertising market, the reorganization of the market structure is becoming more and more prevalent among multinational advertising companies and domestic large-scale large advertising companies. In this environment, the advertising industry is focusing on providing comprehensive marketing communication services. In the case of small and medium-sized advertising companies, it operates as a media agency specialized in media agency and an advertising agency specialized in creative. Recently, online advertising, which is the fastest growing segment, is experiencing an increasing proportion of global players’ services, with service fierce competition among major portals. Major portals are constantly in the process of restructuring their advertising operations due to increased demand for advertising.

Advertising market reacts sensitively to viewers’ viewing behavior. Especially in the mobile advertising market video advertising is leading the market as viewers are cherry-picking the good contents regardless of the platform type. For example, watching edited short videos of interest is becoming more general nowadays. This trend had led to increased native advertisements combined with contents and will lead to big growth of mobile advertising market based on OTT service that provides video contents. That said, various products will be developed and more competition is expected among portals, video media and SNSs.

•	Software Development and Provision (KT DS)

Potential growth of the industry in the domestic market is growing with the government’s IT supporting policies and consistent investment expansion in Mobility, AI, block-chain, big data, IoT, cloud, FinTech, and information security. Korea IT service companies are extending its business to convergence areas based on its IT competency.

•	Directory Assistance Business (KT CS, KT IS)

KT CS business area comprises of contact center, 114 businesses, and merchandising business. KT CS contact center offers call centers to various firms, responsible for client firm’s customer satisfaction and their brand images. KT CS also provides 114 phone number information services and conducts merchandising business regards with sales of KT’s wireline and wireless products.

KT IS also offers contact center services, sales of advertisement and telecommunication services. Korea domestic demands for contact center are growing considering client firms’ outsourcing needs for call centers. We expect higher demands in the future, considering corporate employment policies, growing needs for professional customer services, and increasing burdens of pricey IT systems and facilities investment. KT IS sells KT’s wireline and wireless products. We launched the KT Tax Refund (KTTR) business, a domestic refund business for foreign tourists and laid the foundation for new growth.

•	MVNO (KT M mobile)

MVNO means Mobile Virtual Network Operator. MVNO operators provide mobile service by leasing the network from MNO’s. In Korea, Many corporates including affiliates of big company and small-middle sized companies conduct MVNO business.

(2) Growth of the Industry

•	Telecommunication (KT, KT Sat, KT Powertel, KT Rwanda Networks LTD)

KT
Category	2017	2016	2015
Broadband internet Subscribers (‘000)	21,196	20,556	20,025
Local Telephone Subscribers (‘000)	15,039	15,746	16,341
Mobile Phone Subscribers (‘000)	62,651	60,287	57,937

*	Based on MSIP’s end-2017 disclosure

KT Sat

The market size of the global satellite leasing industry is KRW 15 trillion in 2017. Companies such as Intelsat, SES and Eutelsat are the incumbent dominant players in the market and competition among these companies remains intense. The market for the global satellite leasing industry is expected to expand into South East Asia, Middle Asia, Africa, and Latin America.

KT Powertel
Category	2017	2016	2015
KT PowerTel Subscribers	256,730	286,140	304,842
Others Subscribers	—	174	5,051
Total Subscribers	256,730	286,314	309,893

*	Based on MSIP’s end-2017 disclosure

KT Rwanda Networks LTD.

Current mobile operators passively respond to the needs for LTE products, as they are afraid of cannibalization with their 3G revenue. On the other hand, new entrants in Internet Service Providers face difficulty in 4G network sales due to lack of distribution channels available.

However, in developing countries such as Rwanda, when the Data Explosion Era arrives, voice networks will be replaced by data networks and 3G networks will not be able to meet the demand. As we have exclusive wholesale rights to data technology over 4G, we will be able to conduct business in an absolutely favorable position.

•	Credit card business (BC Card)

Until 2010, the credit card business grew explosively with the supportive policy of the Korean government. However, as overall levels of credit card users began to saturate and the decline of average credit card payments have escalated, the card business market is facing difficulties in securing sustainable growth.

•	Satellite Broadcasting Service (KT Skylife)

Broadcast services are evolving into multiple media services such as mobile and OTT as well as broadcast and communication convergence services based on wired networks. In particular, personalized services that actively provide the optimal service for personal situation information and preference are growing through knowledge accumulated in the network. Ultra-high definition UHD (Ultra HD) which is 4 ~ 16 times clearer than full HD broadcasting, Next-generation broadcasting services such as multi-channel services are growing. The broadcasting service market is characterized by an intrinsic nature. The total market size based on the number of subscribers is steadily increasing, and in the case of the year 2017, it increased by 1.4%.

[Paid-TV subscriber trend]

	June, 2017	2016	2015	2014
Subscribers	30,457,368	30,032,592	28,266,499	27,466,348
Growth	1.4%	6.2%	2.9%	7.7%

Source: Paid-TV Providers

•	Real estate development, rental and management (KT Estate)

Real estate business is continuously changing and evolving on social/economic changes. Previously industry was driven by construction companies supplying apartments and small scale businessmen providing leasing and management service. However, the industry is to confront gradual transition as low growth and matured market is expected with the decline of birth rate and marriage rate, and an aging population. Accordingly the demand for comprehensive real estate leasing / management services centered on small residential facilities such as urban living houses is expected to increase gradually.

•	Staffing Agency (H&C Network)

		(Thousands)			(%)
		2017	2016	2015	2017	2016	2015
Wage Worker	Total	19,883	19,627	19,312	100.0	100.0	100.0
	Full-Time	13,341	13,183	13,041	67.1	67.2	67.5
	Part-Time	6,542	6,444	6,271	32.9	32.8	32.5
Dispatch/ Service	Total	874	897	866	100.0	100.0	100.0
	Dispatch	186	201	210	21.3	22.4	24.2
	Service	688	696	656	78.7	77.6	75.8

Source: Korea Labor Institute

•	Information Securities (Initech)

Securities: According to the ‘Information Survey on the Information Security Industry in Korea’ published by the Information and Communications Industry Promotion Agency in Korea, sales of information security companies in Korea has been estimated to increase steadily by an annual average of 14.18% reaching total market size of KRW 3.8 trillion by 2020.

Financial: The digital transition trend in the financial sector had regularized in 2017 with K-Bank and Kakao bank being launched in 2017. Internet banks launched switched off banking applications fully taking into consideration of their non-face to face transactions. This stimulated the existing banks to actively react by combining mobile banking and mobile banking applications. Internet banks are thought to have brought the expected ‘catfish effect,’ as the commercial banks did also react to simple verification or commission decrease of overseas remittance. Demands on simple banking application and enhanced users’ convenience is to continue in 2018.

•	Financing business (Smartro)

The financial VAN industry has grown steadily despite the overall economic downturn due to government policy (expansion of credit card merchants, income deduction benefits, cash receipt issuance system, micropayment, etc.) and convenience of card use. However, the issue of merchant commission fees has become a socio-political issue, and there is a possibility that growth will slow down in general as a result of credit card vendors’ downward pressure on VAN commission rates and the National Tax Service.

•	Equipment and Related Product Wholesale (KT M&S)

		(Unit: thousand)
Category	2017	2016	2015
Mobile Subscribers	2,444	2,492	2,704
Fixed Line Subscribers	1,067	953	951

Source: Company data

•	Online Contents Distribution (KT Hitel)

Contents: Thanks to the growth of the existing IPTV market and the increase in digital convergence of CATV, there is a sufficient amount of content consumption channel and stable growth is expected. In addition, the diffusion of smart media and the spread of one-person households are expected to continue to popularize non-real-time mobile-centric personalized on-demand content consumption. With the expansion of content consumption using digital contents platforms such as OTT and MCN (Multi-Channel Network), we expect that the activation of production and consumption of online contents such as web drama and web art will stimulate the expansion of industry. We expect to benefit from the growth of the industry as the largest operator in Korea with IP (Intellectual Property) and intellectual property rights (IPTV, mobile, etc.), including movies and dramas.

T-commerce: In order for the Internet industry to develop, as the high-speed Internet network must be established, the T-commerce market should grow to include the digital pay-TV environment that can use T-commerce. Recently, digital TV (IPTV, satellite, SO) subscription has reached 23 million households, and T-Commerce has settled in. The market for T-commerce is improving the use environment of T-commerce such as high accessibility of TV, smart TV, evolution of TV remote control, activation of VOD service, We are expecting the growth rate to be high due to an increase in the number of customers who are accustomed to this.

•	E-commerce (KT Commerce)

Due to the complexity of business-to-business (B2B) transactions and trading practices such as trauma, the pace of development is very slow, but it is growing due to cost savings and increased outsourcing rates.

•	Music contents (Genie Music)

According to the “2016 Music Report” published by the Korea Creative Content Agency, online music retailer sales grew 12.6% YoY in 2015 and 12.0% average in 2013 ~ 2015. The spread of Smart Devices since the end of 2009 has laid the foundation for the growth of business to customer wired and wireless services. As the concept of “non-allegations” is applied (July 23, 2009), the possibility of distribution of illegal music is diminishing. The digital music industry is expected to grow gradually based on this strong copyright law.

•	Submarine Cable Construction (KT Submarine)

International demand for submarine telecommunication cable systems is expected to continue to increase capacity. In the past, submarine telecommunication cables were constructed as a high-cost, stable infrastructure, led by a consortium of national telecommunication carriers. Since 2008, however, large private operators and telecommunication carriers have been constructing consortia for cable construction and thus new construction demand is expected to remain stable.

Submarine power cables expected to grow on increasing demand for electric power supply due to tourism/local development and market competition system due to restructuring of electric power industry. The world market is also expected to grow steadily as demand for new electric power is inevitably required in this vigorous Southeast Asia and Europe is seeking to lighten and simplify the submarine power cable, increase the capacity and improve the insulation performance.

•	Security and Guards (KT Telecop)

With the increase of disposable income, single(two) person households, and heinous crimes security industry is continuously growing. Also with its high entry barriers and inelastic characteristic to economy its stability is high as well. Domestic security industry had grown more than 4%, and we expect similar level in 2017. Security industry is to expand to convergence business and bio-verification areas from simple dispatch and guard service. Despite low global growth and economic crisis, the industry is to grow steadily as demand for safety increases.

•	Advertising (Nasmedia, PlayD)

In 2017, the size of the domestic advertising market is estimated to be 12.96 trillion won, a 2.6% increase from 2016. Particularly, mobile advertising had grown more than 13% and it emerged as the No.1 Media within the category. In addition, smart advertising (IPTV, mobile, internet, and digital signage) went up 6.0% signaling advertising market is transforming from traditional media to digital media. IPTV advertisement which had recorded minus growth in 2016 had turnaround in 2017 recording 4.9% growth. Meanwhile, digital signage advertisement had slightly slow-downed recording minus 1.2% growth.

By category, search advertisement is estimated to grown 3.6% to KRW 2.2 trillion, while display advertisement is estimated to grown 8.2% to KRW 2.3 trillion. It is the first time that display advertisement had exceeded the size of search advertisement market. The increase of Internet usage time due to the expansion of the Internet and the digitization of analog media are leading the increase of advertising expenditure in new media.

(KRW Million)		2018(F)	2017(E)	2016
Internet	Search Ad.	10,492	10,739	11,507
	Display Ad.	10,905	10,976	10,224
	Total	21,397	21,715	21,731
Mobile	Search Ad.	11,746	10,723	9,795
	Display Ad.	12,153	10,336	8,788
	Reward	1,547	1,439	1,233
	Total	25,446	22,498	19,816
IPTV Ad.		909	887	846
Digital Signage		1,876	1,964	1,988
Smart Ad Total		49,628	47,064	44,381

Source: 2017 KOBACO

•	Software Development and Provision (KT DS)

In the domestic IT services market traditional solutions are expected to be stagnated due to the IT reduction trend of companies, but it is expected to show substantial growth mainly in the public sector cloud industry due to the next generation project field of the financial sector and particularly the cloud development law passing. In addition, Big Data, Internet of Things and Simplified Payment are expected to show remarkable technological growth in the market.

•	Directory Assistance Business (KT CS, KTIS)

Contact center service is expected to grow in the near future. Because of increasing cost burdens for client firms these days, various sectors increase their needs for outsourcing from professional. Client base not only include finance, telecommunications, but also manufacturing, construction and public utilities. 114 information area face downsizing trend as information technology develops and internet penetration rate increases.

•	MVNO (KT M mobile)

As a result of the government’s policy to revitalize MVNOs, the entry of large-sized companies into the market, and better recognition of MVNO’s, the number of MVNO users steadily rose to 7.52 million as of December 2017, This is equivalent to 11.8% of the mobile phone market subscribers. The growth potential of the MVNO business is expected to be positive, given the demand for low-priced services in the mobile communications market and the rational consumption trend. However, government’s tariff cut measures are to weigh on MVNOs market growth.

	2017	2016	2015
Subscribers	7,522,852	6,840,589	5,920,878

*	Source: 2017 MSIP

(3) Characteristics of Economic Cycle and Seasonality

•	Telecommunication (KT, KT Sat, KT Powertel, KT Rwanda Networks LTD)

The demand for communications services does not fluctuate widely with economic conditions due to the fact that such services are regarded as a necessity in modern life. However, if the Korean economy slows and per capita income declines, it could have an adverse impact on KT’s business activities.

(A) KT Sat

•	Transponder leasing - one of KT Sat’s major services – typically has a five-year (or longer) contract with its clients and its main clients are government and broadcasting companies. As a result, KT Sat is not susceptible to seasonality and market fluctuations. However, the marine service for shipping companies is sensitive to market conditions.

(B) KT Powertel

•	KT Powertel is not affected directly by seasonality and fluctuations.

(C) KT Rwanda Networks, LTD

•	Developing countries like Rwanda tries to reduce IT service differences amongst classes, so we expect less effect from seasonality and fluctuations.

•	Credit Cards Business (BC card)

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

•	Satellite Broadcasting Service (KT Skylife)

The paid-TV market is perceived to be a necessity. Unless there is a severe economic downturn, the customer churn rate will be relatively stable. Moreover, the revenue from paid-TV services is based on monthly subscription fees, which are not impacted by seasonality.

•	Real estate development, rental and management (KT Estate)

The real estate market is heavily dependent upon cyclical movements of the economy.

•	Staffing Agency (H&C Network)

After the economic crisis of 1997, many of our human labor services have been outsourced and have expanded to other labor centric operations such as call centers, hotel room cleaning services, and hospital cooking services.

•	Information Securities (Initech)

The information security market is affected by market conditions. For example, the economic downturn causes companies to cut down their budget for IT services and such services are less prioritized than other IT systems. However, as recent information leakage incidents are reported from across various industries (finance institutions, government organizations, and corporations) awareness as to the importance of information security has greatly increased.

Financial sector is affected by market conditions. At the economic upturn the sector can enjoy both asset and profit growth, while at the economic downturn profit generation does slowdown. Thus, at the economic upturn investments for financial IT and SI increase while opposite occurs at economic downturn.

•	Financing business (Smartro)

The VAN industry is directly correlated to the amount of credit card usage, and is therefore sensitive to consumption levels and market trends, and other factors related to consumption such as weather conditions, days in a month and types of affiliates (gas station, convenient store, or restaurants).

•	Equipment and Related Product Wholesale (KT M&S)

Communications services are regarded as necessities, and are relatively less sensitive to market fluctuations and seasonality than other industries. However, distribution channels tend to react negatively to the introduction of new handsets, new technology, and trend changes.

•	Online Contents Distribution (KT Hitel)

The contents market is less sensitive to seasonal factors than other businesses, with the dissemination of a variety of platforms and N-screen services. Typically the first and third quarters of a year are more profitable as a result of school breaks. However, after considering recent trends, the market appears to be more affected by content line-ups rather than factors related to seasonality. The T-commerce market is less sensitive to market trends and seasonality than other shopping methods due to the fact that the service is not limited to time, space, and payment methods.

•	E-commerce (KT Commerce)

E-commerce is less sensitive to seasonality than normal commerce transactions as demand for E-commerce increases due to efficient purchases.

•	Music contents (Genie Music)

The music contents business has grown with the expansion of smartphones and is not influenced heavily by seasonality.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction business is influenced by the investment strategy between KT and the foreign communication infrastructure operators. KT Submarine’s business is linked with the infrastructure investment environment in China and other countries in the region.

•	Security and Guards (KT Telecop)

The security business is less sensitive to economic fluctuations due to the conservative nature of the security business. However, domestic economic slowdowns and price competition may adversely affect the growth outlook. As the importance of CCTV service has been realized recently, and the high-definition CCTV has become popular, the sustained growth is expected.

•	Advertising (Nasmedia, PlayD)

The advertising market is often viewed as the barometer of economic cycles and is highly affected by economic conditions. Revenue derived from advertising tends to show an N-pattern every year. Corporations usually reduce monthly advertisements from January to February and from July to August and increase spending for advertising from April to May and from September to year-end.

•	Software Development and Provision (KT DS)

The public IT sector is more heavily influenced by government policy than the market environment. The private IT sector is affected by the amount in investments it receives.

•	Directory Assistance Business (KT CS, KTIS)

Contact center service shows little dependency upon seasonality and market fluctuations. Previous economic recessions force various companies to face higher competition so that corporation today need cost reduction for survival. For strategic positioning, many of today’s corporations choose outsourcing various in house functions to professionals, and this sector has no further replacement except for KT CS and KTIS contact center.

114 information businesses does not affected by market fluctuations directly. Rather, this area has higher dependencies upon seasonality, weather, and domestic events such as World Cup or Olympics. Merchandising advertising products traditionally depends upon GDP and economic conditions. Merchandising products regarding telecommunication services does not be influenced heavily by economic cycles as telecommunications services are regarded as necessities.

•	MVNO (KT M mobile)

As the telecommunication service is perceived to be a necessity it is not impacted by seasonality and market fluctuations.

(4) Competition

•	Telecommunication (KT)

(a) Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	International calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	Broadband internet: SK Broadband, LG U+, Service Operators (cable TV & relay wired broadcasting operators)

•	Mobile telecommunications: SK Telecom, LG U+, etc.

•	Internet telephones (VoIP): SK Broadband, SK Telink, LG U+, etc.

•	IPTV: SK Broadband, LG U+

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission.

•	Specific telecommunications service providers: registration is required.

•	Value-added telecommunications service providers: reporting is required.

(c) Factors of Competition

•	Service fees, product quality, marketing power, brand value and competitiveness of the distribution channel, etc.

•	Telecommunication (KT Sat)

KT Sat is the only satellite operator in South Korea and competes with other global satellite operators for the satellite transponder leasing business. As for the domestic internet and broadcasting business, KT Sat competes with other fixed-line service providers in Korea.

•	Telecommunication (KT Powertel)

KT Powertel aims to expand its market share by taking advantage of the TRS’ uniqueness as an alternative for mobile services.

•	Telecommunication (KT Rwanda Networks LTD)

4G LTE networks provide overall wireline and wireless services. For example, this network can offer smartphone, mobile routers, modems for home use, so that ORN face previous operators for this area as competitors. And especially for current mobile operators in Rwanda do not actively engage in 4G network sales, because they thought 4G network as a threat for their 3G revenues.

•	Credit Cards Business (BC Card)

(a) Competing Companies

•	Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Kookmin Card, Woori Card, KB Card and Hana Card.

(b) Market Entry Requirements

•	Not applicable.

(c) Factors of Competition

•	The number of member card issuers, the number of card transactions, member stores, and the number of issued cards.

•	Satellite Broadcasting Service (KT Skylife)

(a) Competing Companies

•	The terrestrial broadcasting service includes radio, television and terrestrial DMB. The paid-TV market is segmented by operators such as cable operators, satellite broadcasters and IPTV providers. Cable operators are again divided into cable TV operators and relay wired broadcasting operators. The number of relay wired broadcasting operators is decreasing due to M&A or liquidation of business.

•	KT Skylife is the sole provider of satellite broadcasting service in Korea and launched its service in March 2002. TU Media launched its service in May 2005, merged with SK Telink in November 2010 and terminated its service on August 31, 2012.

•	The IPTV service was first commercialized in January 2009 after receiving a license in September 2008. Currently, there are three IPTV service providers – KT (olleh TV), SK Broadband (B TV) and LGU+ (LG U+ TV) and recently OTT service emerged as the new competitor. As consumers consume contents via mobile more often OTT market is expected to grow further. KISDI had reported that 2016 OTT market size amounted to KRW 48.8million, up 53.7% from 2015.

•	Real estate development, rental and management (KT Estate)

Real estate development and the rental and management business are sensitive to real estate market conditions.

•	Staffing Agency (H&C Network)

Currently, many firms prefer to outsource certain operations to agencies specializing in human resources. However, many companies have standards when selecting human resources agencies such as customer scale, experience, and reputation and these internal standards often create entrance barriers for new human resources agencies.

•	Information Securities (Initech)

Security: Our core businesses are classified as content / information leakage prevention security and password / authentication products in the information security industry. There are many companies involved in password / authentication information security solutions, but three or four typical companies are mainly competing. In order to gain a competitive advantage in the field of encryption / authentication, security of technology and solution for key core technology, experience of building security system of company and stability of company financial structure are considered important.

The Internet banking outsourcing business is in competition with our company and webcash, but we have an advantage based on our long experience and know-how. In the SI business, we compete with webcash, TMAX, and Euracle.

•	Financing Services (Smartro)

For the VAN industry, competitiveness is based on the availability of stable IT support, provision of solutions, and service infra that could connect diverse franchise networks.

•	Online Contents Distribution (KT Hitel)

There is no available data to gauge the level of competition in the contents market. As for T-Commerce, there are four competing operators, excluding home shopping. It is possible that more operators will participate in the market and the increase in competitors is a sign of market expansion.

•	E-commerce (KT Commerce)

Generally the B2C e-commerce market does not have high entry barriers because entry costs are comparatively low, as there are no huge investments for machinery or equipment. On-line shopping malls usually require just a few million Korean won to start a business. However, B2B e-commerce requires entrants to have specialized knowledge of website development, industry, and transactions. Furthermore, B2B e-commerce should have an ERP system or infrastructure in advance to start. Compared to B2C, B2B e-commerce has higher barriers to entry with respect to technology and marketing.

•	Music contents (Genie Music)

As smart devices become more widely used, the consumption of digital music increases. In order to quickly respond to such a change, the capability of service design and development is becoming more important.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market has no competitors domestically. In South Korea, KT Submarine is only one provider with vessel maintenance and related service facilities. For the overseas projects, Nexans, Presmian, ABB, JPS, and VISCAS are the major players.

•	Security and Guards (KT Telecop)

The Korean security market is currently dominated by three companies: KT Telecop, S1 and ADT Caps. The entrance barriers in the security industry are government regulations, brand power, security network infrastructure and nationwide mobilization capacity.

•	Advertising (Nasmedia, PlayD)

(a) Competing Competitors

•	Online Advertisement: Mezzomedia, DMC Media

•	Digital Media Advertisement (IPTV): Incross, Dartmedia

•	Digital Interior Advertisement (SMRT): Jeonhong, Yujinmetro

(b) Market Entry Requirement

•	IPTV Advertisement Provider: business operations must be approved by the Korea Communications Commission

•	Digital Interior Ads: business operations must be approved by district borough office

(c) Factors of Competition

•	Media planning capacity, negotiation skills, advertisement effect measurement and analysis systems, quality of proposals, and etc.

•	Software Development and Provision (KT DS)

IT service core competency includes understanding of customized client biz process, IT system operating experiences, rapid program developing capacities. Global software products such as Oracle, SAP already possess high market share, stability and compatibility. And this current dominant market player’s stable market position works as market barriers for new IT service expansions.

•	MVNO (KT M mobile)

(a) Competing Competitors

•	MVNO(CJ Hello, SK telink, Medialog, etc.) players

(b) Market Entry Requirement

•	Resale telecommunication operator registration

(c) Factors of Competition

•	Differentiated price plan, service quality, and marketing ability, etc.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

B. Current Status of the Company

(1) Market Characteristics and Classification of Businesses

(a) Market Characteristics

•	Telecommunication (KT, KT SAT, KT Powertel, KT Linkus, KT Rwanda Networks Ltd.)

The Korean telecommunications market is currently experiencing stagnant growth as major services, including fixed-line telephony, broadband internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is also facing a difficult business environment with fixed-mobile substitution, emergence of internet telephone (VoIP), and price and subsidy competition. Despite the unfavorable economic environment, KT has made continuous efforts to promote cost-cutting measures and innovative customer values.

Considering the highly saturated mobile phone market in Korea (114.5% penetration rate with 57,940 thousands subscribers as of the end of 2015), growth potential by adding new subscribers or raising voice service pricing is limited. In such an environment, however, the mobile data business is considered to be a growth engine.

In late 2009, KT successfully switched the paradigm of the mobile competition from a voice centered market to data-centered services by introducing Apple’s iPhone to the Korean market and enhanced its competitiveness by introducing emerging devices including the smart phones, eggs; data modem, iPads, and kids phones.

Also, KT launched data unlimited and data centric plan stimulating data usage in smartphone era, which achieved Data Explosion recording 2,000x data usage per a smartphone user compare to feature phone. Based on the only Wideband LTE network, KT contributed to the national competitiveness of technology by providing of differentiated network competitiveness with the evolution to the 4CA, GiGA WiFi building, commercialization of GiGA LTE with the combination of WiFi and LTE network and export of technology.

KT has adopted C-DRX(Connected mode Discontinuous Reception) in nationwide LTE network and every LTE handsets on April 2017, so KT achieved to save battery usage time for KT customers maximum 45%(Galaxy S8, Youtube continuous play base). From October 2017 KT applied C-DRX technology for VoLTE service with LTE network. KT try to make Pyeoung Chang Olympic to the first worldwide 5G Olympic by using LTE network innovation know-how built up over years. KT has built up the trial network and 5G standards with global equipment and telecom players and is preparing 5G era with various service trials and development first of all.

In the PSTN business, KT owns 80.5% of market share as of the end of 2015 with its high brand value and loyalty to customers. However, as KT’s competitors began introducing fixed-mobile bundle services with competitive pricing, KT’s PSTN revenue has been declining steadily. Nevertheless, KT has been trying to mitigate the decline in revenue through various pricing plans and by providing valuable customer services through the CRM system.

In the broadband internet arena, KT maintain the market leadership with quality competitiveness in pricing focused chaotic market environment. KT provide GiGA infrastructure nationwide and acquire customers with superior network quality compared to the competitors based on the giga speed generalization. In GiGAtopia era, KT will find the market, verify customer base with service development based on customer’s needs and devote all our might to maximize the customer value with future growth business, such as IPTV, Home IoT, etc.

IPTV business is growing with real time broadcasting business and various VOD contents in the portion of total pay TV market. Especially, KT introduced AI based IPTV settop box ‘GiGA Genie’ on January 2017 and achieved 500 thousand customer level in a year. It will growing continuously with qualitative customer growth and the platform revenue increase, such as VOD, advertisement, home shopping channel commission fee, etc. and AI platform with English, education contents development, enhancement of voice recognition and Home IoT connection, etc.

KT Sat was spun off from KT on December 1, 2012. Its global revenue is continuously increasing despite of the stagnant domestic revenue. The satellite market in Korea is expected to expand due to increasing UHD channels and demand of repeaters of UAV, and demands for the rental repeaters is expected to increase because of increasing number of DTH companies and the broadcasting channels globally. Thus KT Sat has launched 2 satellites in May and October 2017 targeting Asian and Indian market and is focusing capacity of the marine satellite telecom service.

Although TRS services require at least two people to subscribe, KT Powertel’s TRS allows consumers to save in investment costs by offering a customized network through a public network. TSR is absorbing demands to substitute mobile communication services for certain companies and the growth forecast appear to be steady.

3 Global telecom players(MTM, TIGO, Airtel) are leading 3G focused market without local players, but the third player Airtel has decided to acquire the second TIGO in December 2017. From first half of 2018 the structure will be reshuffled into a two-player market.

KT Rwanda Networks Ltd., which has an exclusive wholesale business license for the 4G data technology, gives the existing mobile carriers and ISPs a same opportunity to build a 4G retail business. KT Rwanda Networks Ltd. try to expand the internet service (retail) with Rwanda government’s ICT supporting policy and the data market growth trend.

•	Credit Cards Business (BC Card)

BC Card’s main business is in the acquisition of credit card issuers and in issuing credit cards on behalf of client credit card issuers. In addition, BC Card provides money transfers, insurance, telecommunication sales and travel services to its cardholders.

•	Satellite Broadcasting (KT Skylife)

KT Skylife has been leading the paid TV market with its competitive edge in HD channels and providing hybrid services through IPTV. Competition over subscriber acquisition is expected to be intensified as more players in the paid TV market are providing bundling products with mobile, internet, IPTV, and satellite broadcasting services.

In addition, recently UHD(4x definition of HD) market is growing, because of increasing proportion of UHD TV sales since the price of UHD TV is continuously decreasing as the competition among manufacturers becomes severe. Also, UHD contents production is expected to be vigorous. Since 3 UHD terrestrial channels commercialized real time services in June 2015, KT Skylife expanded its UHD channels of 5 which is the largest in Korea in the end of 2016, has 850 thousand UHD customers as of end of 2017 and is leading the UHD broadcasting market.

•	Real estate development, rental and management (KT Estate)

KT Estate has expanded its business portfolio into real estate development and rental and real estate management after receiving investment in kind of 95 major real estate assets from KT on December 1, 2012. KT Estate expanded their business portfolio to consulting, lease, development business, facility management and Securitization areas in the whole value chain. KT Estate made a huge progress in 2017 for developments and investments and realized KRW 225.6 billion won revenue with parceling out apartment in Daegu Susung Seohanidaum, Pusan Gaya Centreville and in stable process control of Gwangju Ssangam Hill state, and completion of Pusan Youngdo Lottecastle Bluocean.

KT estate is operating Remark ville(3 locations excl. Dongdaemun, total 2,231 sites), which is own rental housing brand and providing differentiated service to the customers in the enterprise type rental housing market.

•	Staffing Agency (H&C Network)

Subcontract business has limited growth as the market is highly competitive. Furthermore, large companies establish their subsidiaries and outsource 100% of the work to internalize revenue and costs through consolidated financial statements.

•	Information Securities (Initech)

Initech provides Public Key Infrastructure (“PKI”), which is the most fundamental security infrastructure for securing identification and transaction safely. Accordingly, PKI-based solutions have been provided not only to financial companies but to other companies and public institutions as well. Increasing the awareness of personal information protection is expected to expand the demand for such security services to individual customers.

•	Financing business (Smartro)

As more customers are using their credit cards to make purchases, the usage rate and the volume of credit card transactions have greatly increased. Moreover, credit card transactions are provided through a variety of processes using open webs, and others. However, decreasing revenue is getting critical due to lower unit price of cash receipt and big distribution franchise’s own cash receipt registration since July 1st 2013 according to National Tax Service notification.

•	Equipment and Related Product Wholesale (KT M&S)

Data communication equipment distribution is moving from an agency and local store-oriented business to direct management channels. The market is expanding to include a general telecommunication service supply market from a simple product selling market.

The market competition is expected among telecommunication, manufacturer, and specialized distribution due to popularity of smart phones and expansion of IoT devices.

KT M&S currently manages approximately 2,444,000 mobile subscribers and approximately 1,067,000 fixed-line subscribers as of end of 2017.

•	Online Contents Distribution (KT Hitel)

Contents market is expanding to the secondary market related to the growing consumption of contents. It is increasing customer’s purchase of PPV contents and patterns of consumption are verifying. Also their own OTT service launch of media players is increasing and snack-cultural consumption is expanding focused on the mobile media. And the value of original IP is increasing to make possible One-Source Multi-Use, such as the successful movie based on webtoon.

Expanding of Digital broadcasting subscriber of IPTV and high quality settop box will make favorable environment for the multi interactive data shopping like T-commerce, which is possible to purchase goods comfortably with TV remote control and AI speaker.

•	E-commerce (KT Commerce)

KT Commerce is a leading B2B e-commerce business and is considered to be an “intermediary B2B e-commerce” under the National Statistical Office’s categorization. B2B industry e-commerce was introduced to Korea in the year 2000 as purchasing procedures were being carried out online. KT Commerce conducts overall business activities from purchases to management and offers clients with efficient purchasing services.

•	Music Contents (Genie Music)

Loen(service name melon), which is the first player, held the practical majority MS in the digital music service business and the other players are positioning 2nd~4th place. Genie music(service name Genie) has grown 2nd player position in 3 years based on the B2B2C strategy targeting KT wireless customers. Also, Genie music launched value added music service, which is targeting LG Uplus wireless customers in April 12, 2017 and is taking competitiveness as a B2B2C player.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market is usually made up of telecommunication operators’ consortiums that share any expenses. However, recently each submarine cable companies are starting to operate independently. These submarine cable companies receive orders from telecommunication operators and construct submarine cables with their own vessels. Meanwhile, the submarine cable construction method has also changed. Multiple ships are deployed for bulk cable construction in order to implement new technology more quickly. Accordingly, it currently takes approximately two years for the full process of oceanographic investigation to complete, which would have taken approximately five years to complete in the past.

•	Security and Guards (KT Telecop)

Security companies have focused on price competition as an attempt to increase its market share, but are now extending the range of competition to the convergence security with combining physical and information security according to the IT technology development.

KT Telecop is extending business spectrum by expanding its video security, total solution security and mobile information security businesses based on the personnel guard service in nationwide coverage.

•	Advertising (Nasmedia, PlayD)

Internet advertisement is possible to provide “customer-targeted” and “interactive” advertisement because of the characteristics. Since its unit price is low, the usage of small-medium size enterprise and small merchant is increasing.

It can be more meaningful, if development of communication channels for customers in IPTV is working, the advertisement is active, because IPTV is not the only display advertisement channel but also interactive channel.

Digital Signage is the new digital advertisement, which is combining digital display technology in original outdoor advertisement. It is the greatest strength, that it is possible to provide information of customer needs in relation to the place and time with multiplayer and flash.

Also the mobile advertisement market is expected to grow continuously, its size is KRW 2.2 trillion won in 2017 and is expecting 2.5 trillion won in 2018.

•	Software Development and Provision (KT DS)

Although system operations and the maintenance business has faced difficulty with respect to growth, KT DS is working to improve efficiency through cost saving strategies.

•	Directory Assistance Business (KT IS, KTCS)

KT IS and CS have been offering customer service for KT by regional groups, contact center service, and Priority Number Assistance service.

•	MVNO (KT M mobile)

The domestic wireless market has 63.6 million subscriber as of end of 2017 and it is already exceeded 100% penetration and the new subscriber growth remains sluggish overall. Despite of higher penetration, the number of MVNO subscriber is growing constantly in 2017 because of the needs of lower pricing plan. It is expecting various service competition in the whole business area.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

(2) Market Share

•	Telecommunication (KT, KT Powertel)

Number of Subscribers	Operator	Market Share (%)
		2017	2016	2015
Local Telephone	KT	80.5	80.6	80.6
	SK Broadband	16.1	16.2	16.3
	LG U+	3.4	3.2	3.1
Mobile Telephone	KT	31.2	30.6	30.6
	SK Telecom	48.2	49.1	49.1
	LG U+	20.6	20.3	20.3
Broadband internet	KT	41.3	41.4	41.6
	SK Broadband	25.7	25.3	25.1
	LG U+	18.0	17.6	17.4
	Service Operators	15.0	15.7	15.9
TRS	KT Powertel	256,730	286,140	304,842
	others	—	174	5,051

	total	256,730	286,314	309,893

➢	The above data was provided by the Ministry of Science, ICT and Future Planning (www.msip.go.kr).

➢	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

•	Telecommunication (KT Sat)

There is no national market share information. However KT Sat, which has satellite, is the only one player in Korea and the global market share is approximately 1%.

•	Telecommunication (KT Rwanda Networks Ltd.)

KT Rwanda Networks Ltd has exclusivity in 4G data wholesale business, so the 4G data market share is 100%

•	Credit Cards Business (BC Card)

Category	2017	2016	2015
Card transaction M/S	24.9%	26.1%	26.6%

➢	Source: BC Card’s internal data

•	Satellite Broadcasting Service (KT Skylife)

【Paid-TV market share】

Companies	Digital Market		Analog Market	Total Paid TV
	Subscriber	M/S	Subscriber	Subscriber	M/S
SO Total	7,781,597	28.31%	6,795,053	14,576,650	42.52%
Satellite broadcasting	4,364,021	15.88%	0	4,364,021	12.73%
IPTV Total	15,341,899	55.81%	0	15,341,899	44.75%

Total	27,487,517	100.00%	6,795,053	34,282,570	100.00%

➢	Skylife and KT subscribers: approx.1,90 million hybrid product(OTS) subscribers double-counted

➢	Sources: Cable - KCTA, Satellite broadcasting - Subscriber data submitted to MSIP, IPTV - Company IR data.

•	Real estate development, rental and management (KT Estate)

It is difficult to estimate the market share because of the characteristics of the business area.

•	Staffing Agency (H&C Network)

•	The total market size 874,000

Category	2017	2016	2015
Number of employment M/S	0.12%	0.12%	0.13%

•	Information Securities (Initech)

7 banks are using ASP service of Initech out of 18 banks of 1st domestic financial institution. Market share of SI service for online banking is more than 45% and Smart-Banking is more than 37%.

•	Financing Business (Smartro)

There are 24 players in VAN industry as of end of 2017, and no disclosed information about market share is available.

•	Equipment and Related Product Wholesale (KT M&S)

	(unit : person)
Category	New Subscriber
	2017	2016	2015
Wireless (new activation)	1,289,109	1,301,651	1,472,689
Wireline (new activation)	53,942	181,395	327,018

➢	Source: KT M&S Internal Data

•	Online Contents Distribution (KT Hitel)

It is difficult to estimate the market share because of the characteristics of the business area.

•	E-commerce (KT Commerce)

It is difficult to estimate the market share because of the characteristics of the business area.

•	Music Contents (Genie Music)

						(unit: 1,000)
Rank	Homepage	UV of 4Q16	UV of 1Q17	UV of 2Q17	UV of 3Q17	UV of 4Q17
1	melon.com	15,244	14,809	13,691	13,990	14,550
2	genie.co.kr	5,295	4,877	5,133	5,288	5,532
3	bugs.co.kr	2,216	2,054	1,935	2,063	1,832
4	mnet.com	2,265	2,479	2,707	2,161	1,824
5	soribada.com	358	264	272	486	261
6	ollehmusic.com	230	202	198	187	181

➢	Source: KoreanClick, Android mobile app

•	Submarine Cable Construction (KT Submarine)

It is difficult to estimate the market share because of the characteristics of the business area.

•	Security and Guards (KT Telecop)

It would be categorized mainly by security service, distribution/others(real estate investments).

•	Advertising (Nasmedia, PlayD)

It is difficult to estimate the market share because there are different competitors in each advertisement media and different types of advertisement media within each company’s target sales. Currently, online advertisement market share is 11% by the total volume handled in the end of 2017.

•	Software Development and Provision (KT DS)

The main business are system development and management within captive market among KT and affiliates, and it is also extending its non-captive market as well.

•	Directory Assistance Business (KT CS, KT IS)

There is no market information that reputable organization discloses for contact center service industry.

•	MVNO (KT M mobile)

	(unit:10,000 person)
	KT M mobile	CJ Hellovision	SK Telink	Medialog
Subscriber	66.2	85.7	74.3	28.9

➢	Source: MSIT News(2017.12)

(3) Status and Forecast of New Businesses

•	Telecommunication (KT, KT SAT, KT Powertel, KT Linkus, KT Rwanda Networks Ltd.)

In order to secure continuous growth potential, KT has been actively expanding its business into new businesses with growth prospects. KT aims to offer ubiquitous services for subscribers while offering telecommunication based business solutions to corporate clients.

KT is enhancing future growth business focusing on making synergies among 5 areas of smart energy, integrated safety, next generation media, healthcare, intelligent networked transportation, and other businesses. Especially, KT is driving new growth engine based on IoT, Big Data and Convergence, and preparing to develop new next generation services of autonomous machines as self-driving cars based on 5G network and VR.

•	Credit Cards Business (BC Card)

BC Card is expanding its business to standardize and commercialize the next-generation of mobile cards and payment processing in traditional markets. In addition, it expects to increase profits by innovating the transaction process.

•	Satellite Broadcasting Service (KT Skylife)

In order to have a competitive edge in screen resolution quality – one of the most important differentiating factors in real-time broadcasting service - KT Skylife is preparing for the UHD service, also known as the 4K and 8K. With its satellite network, KT Skylife plans to continue its leadership in the UHD market. KT Skylife has launched ‘SLT’(Skylife LTE TV) service on July 2017, which is next generation hybrid media service. SLT is the service, which is provided high quality image not related to the driving condition by combining KT’s LTE technology and satellite broadcasting service. And KT Skylife has launched ‘TELEBEE’, which is the online multimedia service without certain contract on September 2017. KT Skylife will provide the new media experience with TELEBEE to the customers in the quickly evolving OTT market trend.

•	Real estate development, rental and management (KT Estate)

KT Estate plans to offer total real estate asset management including planning, investment, and management of clients’ real estate.

•	Staffing Agency (H&C Network)

H&C Networks plans to expand payment related business rather than general outsourcing area to enhance professional competencies. It offers subcontract proposal of credit/debit card processing to enlarge payment related business.

•	Information Securities (Initech)

Initech established separate organization to pan new business and expected to make official announcement when it achieves tangible outcomes.

•	Financing Business (Smartro)

Smartro plans to expand VAS services related with VAN business, and expects to enlarge various areas with IT, Telecommunication and financial business.

•	Equipment and Related Product Wholesale (KT M&S)

KT M&S is creating a synergy with KT by expanding a mobile and fixed customer base through supporting on-site sales.

•	Online Contents Distribution (KT Hitel)

KT Hitel offers IP based edged service data broadcasting T commerce ‘K shopping’ channels after it launched since July 2013. KT Hitel has total 21 patents(2017.12.31) for T-commerce and is preparing the changed competitive environment by adding new patent every year. Also KT Hitel is leading innovation of customer’s shopping experience with the new voice shopping function. KT Hitel will leading the T commerce market with the platform innovation and differentiated service going forward.

•	Submarine Cable Construction (KT Submarine)

KT submarine expands to offshore business as new renewable energy business.

•	Security and Guards (KT Telecop)

KT Telecop launched first the platform based All-IoT security service in the world. With the introduction of All-IoT, KT Telecop will leading the systematic security paradigm and business model innovation. KT Telecop will expanding business portfolio with third party partnerships and service cooperation with KT.

•	Advertising (Nasmedia, PlayD)

Nasmedia plans to develop interactive products and solutions for advertising to maintain its stable growth despite the decrease in the online advertisement market. Nasmedia also plans to advance the integrated digital video advertising network and will develop total advertising effect measure solution and make synergy with KT, which has on-,off-line media channels, by combining sales network of Nasmedia, online display and search advertisement with PlayD (Nsearch marketing) acquisition. Nasmedia will be digital media representative company to suggest channel strategy for all digital media and total marketing communication.

•	Software Development and Provision (KT DS)

KT DS has successfully completed BIT project -construction of the next generation BSS, OSS and BI/DW. KT DS tries to maximize the efficiency of the KT group as a whole and the competiveness by integrating the IT service unification of KT’s group companies.

•	Directory Assistance Business (KT CS, KT IS)

We launched the KT Tax Refund (KTTR) business, a domestic refund business for foreign tourists and laid the foundation for new growth.

•	MVNO (KT M mobile)

KT M mobile hasn’t executed newly and there isn’t new important business by board decision in the disclosure period.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

2. Main Products and Services

•	Telecommunication (KT)

Service	2017	2016	2015
Local telephony	• No Change

<2016.2>

•   Brand Pop-up service launch(2.26)

•   Connect calls when calling from the smartphone

•   An image call connection service that displays the image / name / greetings previously registered by the customer (individual carrier) on the outgoing smartphone

<2016.3>

•   Media CID launch

•   When a call is made from a local phone to a mobile phone, the information of the caller is displayed in the form of multimedia

			<2015.6> • Multi-number service launch • Value Added service that allow user to add another phone number besides existing mobile number

Mobile

<2017.01>

•   50% off for Smart Device (1.1)

•   50% off monthly price with smart device sign up with “Data together Plan”

<2017.02>

•   Y Junior Plan launch(2.6)

•   Y Junior 19.8

•   Offer unlimited voice call for on-net 2 line

<2017.04>

•   Premium pricing plan launch(4.3)

•   Data Roaming free for 24 days/60days for LTE Data Selective plan of 87.8/109

<2016.3>

•   Y24 Pricing Plan launch(3.3)

•   Y24 299/349/399/449/499/ 599 6tyle launch

•   Offers ‘Three Hours Daily Data’ and ‘Half Content’ benefits for under-24s

<2016.4>

•    Wearable device tariff plan launch(4.7)

<2016.7>

•    Actioncam tariff launch

<2016.8>

•    Yteen tariff launch

•   Yteen 20/27/32/38 4 type launch

<2015.3>

•   Removal Membership fee(3.31)

•   ~~W~~7200→~~W~~0

<2015.5>

•   LTE Data Choice Plan launch(5.8)

•   LTE Data Choice Plan 299/349/399/499/599/699/999(7 kinds)

•   Mobile Voice Unlimited, Data roll over and borrow service

<2015.6>

•   Strengthened voice call benefit for Data Choice Plan(6.1)

•   LTE Data Choice Plan 299/349/399/499)

•   Add more benefit : Unlimited Voice for both mobile and fixed

<2017.08>

•    Unlimited data plan for former Military

•   Offer data unlimited plan to subscriber discharged from army.

<2017.11>

•    Y24 Pricing plan launch

•   Y24 76.8(11.1)

•    Unlimited data plan for subscriber taking university entrance exam

•   Offer data unlimited plan to person born between 1998 to 2000

•    Launch additional “Data Together Plan”

•   Launch Data Together Medium plan for wearable device

<2016.9> • Data Together Plan launch <2016.11> • Y unlimited Data festival campaign

•    My time plan launch

•   LTE only service

•   Provision of Data Unlimited in preferred time zone(within 3hrs 2GB at full speed, after 3hrs unlimited data at 3Mbps)

<2015.7>

•   Added LTE Data Choice Plan

•   LTE Data Choice Plan 449

<2015.8>

•   LTE Safe Data 350 launch (8.1)

•   Data 450MB + max 400Kbps Qos

<2015.9>

•   LTE Safe Data 350 launch (8.1)

•   Data 450MB + max 400Kbps Qos

<2015.9>

•   Youth Genie Plan launce(9.21)

•   Youth Genie Basic / Youth Genie Safe(2kinds)

•   Genie music unlimited and roll over unlimited

<2015.10>

•   Net tariff Data Safe plan launch(10.21)

•   Tablet only plan launch(1kind)

•   Data 35GB + max 5Mbps QoS

Broadband

<2017.2.1>

•   GiGA Internet Discount Promotion with IPTV

•   Offer discount to subs signing contract than 1 year with IPTV

•   Period : ’17.2.1~17.7.31

<2017.3.13>

•   VIP Promotion

•   Offer additional discount to current customer using more than 7 years

<2017.3.13>

•   Launch new 200Mbps product

•   ~~W~~27,500 with 3 year contract

<2017.4.13>

•   Discount promotion to on-line sign-up

•   Offer discount to new customer making contract via www.kt.com

<2016.1.1>

•   GIGA Internet Subs 1M promotion

•   For user, GiGA / UHD / GWH GiGA WiFi home Rent discount

•   Term : 16.1.1~3.31

•   1G Discount Promotion

•   For Giga (1G) customers, Internet fee and GiGA WiFi home rent discount

•   Term : 16.3.2~6.30

<2016.9.1>

•   GIGA WiFi AP Discount

•   GiGA WiFi AP monthly rent discount according to the Internet products and bundle conditions used

<2016.10.1>

•   Discount promotion for on-line sign up customers

•   Discounted internet rate for new customers who join internet and TV products online

•   term : 16.10.1~17.3.31

<2015.3.2>

•   olleh GiGA WiFi home launch

•   Residential GiGA speed AP

•   3years contract ~~W~~3,000

<2015.3.2>

•   GiGA WiFi home promotion

•   LTE/TV/Internet bundle discount

•   Period : 15.3.2~6.30

<2015.6.8>

•   Olleh Internet Office IP pack launch

•   Option type added service to select Static/DHCP IP according to office environment

•   3years contract Static IP ~~W~~40,000 / DHCP IP~~W~~35,000

<2015.7.27>

•   Best Customer GiGA speed provision promotion

•   GiGA internet usage fee discount toward customers over 15years or MIT bundle customers over 10years

•   Period : 15.7.27~16.1.26

<2015.8.5>

•   GiGA WiFi home bundle discount launch

•   GiGA WiFi home Monthly rent discount on subscription conditions

<2015.8.24>

•   GiGA WiFi home AP discount program for long term customers

•   Monthly rent discount when customers newly rent AP for over 3years.

<2015.10.1>

•   GiGA Internet 1year anniversary promotion.

•   1G new/change customer discount of GiGA WiFi home AP rent

•   Period : 2015.10.1~2015.12.31

IPTV

<2017.8>

•   GiGA Ginie Colabo Promotion

•   Target : GiGA Ginie new customer since ’17.8.1

•   condition : 3 year contract

•   benefit : STB rental discount(2k~4k~~W~~)

<2017.9>

•   Launch OTV19

•   Basic price : 19,000~~W~~/month

•   A la carte plan with VOD

<2016.4>

•   Change in formula of discount benefits to return

•   Target : new customers signing up from April.1. 2016

•   Change Item : Terminal Equipment Rental / Contract Term Discount / Re-Contract Discount

•   Change detail : Change to a parabolic structure so that discount benefits to return are reduced after a certain time

<2016.8>

•   Olleh TV Air launch(8.18)

•   Providing the first wireless-based IPTV watching environment in Korea

•   Price : 99,000won

* IPTV price plan reorganization (2015.1)

•   ollehTV live 10/15/25/34 launch

•   ollehTV live 10 : basic package providing 50 channels and 40k VOD libraries(~~W~~12,000)

•   ollehTV live 15 : basic package providing 80 channels and 40k VOD libraries(~~W~~18,400)

•   ollehTV live 25 : Combination package providing ollehTV live 15 and prime movie pack (~~W~~28,800)

•   ollehTV live 34 : Combination package providing ollehTV live 25 and catch on & catch plus, VIKI pay-tv channel (~~W~~40,000)

<2015.4>

•   ollehTV Skylife 10/15 launch

•   ollehTV Skylife 10 : ollehTV VOD or select type + Sky + HD + time& sports basic package((~~W~~12,000)

•   ollehTV Skylife 15 : ollehTV VOD or select type +SkyFamily + HD basic package((~~W~~18,400)

<2015.11>

•   ollehTV live / ollehTV Skylife 12 launch

•   ollehTV live 12 : 60 channels and 40k VOD libraries(~~W~~14,400)

•   ollehTV Skylife 12 : ollehTV VOD or select type + Skyon + HD + time&sports basic package(~~W~~14,400)

•   Subscription Installment fee, Relocation Installment fee Exemption Þ Discount

VoIP	<2017.2> • VoIP Plus plan(2.1) • Standard plan : providing CID, call forwarding service • Standard Video call plan: providing 30minite call, CID	No new price plan

<2015.2>

•   Unlimited VoIP launch

•   3,000 free minutes and CID provision

•   Olleh home unlimited (~~W~~3,500), Olleh unlimited(~~W~~5,500), Soho unlimited(~~W~~7,500)

<2015.9>

•   VoIP D1 launch

•   Premium Voice service based on Dect VoIP technology on 1.7GHz Voice only spectrum

•   WhoWho Spam block

•   KT PI design

Bundle

<2017.9>

•   Premium Family bundle discount promotion

•   period : ’17.9.7~18.2.28

•   term : sign up at least two mobile line starting from ~~W~~66k, and bundle with broadband

•   benefit : 25% discount to one mobile line

<2016.2>

•   GIGA Loyal Club MediaPack discount Promotion

•   Term : 2.1~6.30

•   Providing free of charge for media pack for 24 months to customers signing up for Internet + IPTV + mobile (LTE bundle, wired / wireless combination) meeting the following conditions

•   Internet : Olleh GiGA Internet, Olleh GIGA Internet Compact

•   IPTV : OTV 12/15//25/34, OTS 12/15

•   Mobile : LTE Data Selection 999, LTE Data Selection 699

<2016.8>

•   ‘Total amount combination’ launch

•   Provide combined discounts based on total combined mobile monthly payments

•   Establishment of ‘Enterprise success pack’ business combination

•   Provides mobile combined benefits to employees who use leased line / KORNET / VPN use as a company

<2016.10>

•   ‘Total amount bundle’ mobile designated line discount (100%)

•   Discount option that provides the total amount of mobile discounts to the total number of combined mobile calls that the customer specifies

<2015.1>

•   Bundled discount on new ollehTV products

•   ~~W~~500 ~ 6,000 Monthly discount based on use condition(4kinds including OTV10)

<2015.2>

•   Bundled discount on new Unlimited VoIP(3kinds) products

•   Olleh unlimited home 3000 / ~~W~~1,400 discount

•   Home unlimited 3000 / ~~W~~2,200 discount

•   Soho unlimited 3000 / ~~W~~3,000 discount

<2015.4>

•   Bundled discount on new ollehTV products

•   ~~W~~500 ~ 3,400 Monthly discount based on use condition(2kinds including OTV10)

<2015.7>

•   Easement on Internet olleh together discount condition

•   Allowance of discount when mobile flat subscription is over ~~W~~20,000

•   Improvement on BIZ bundled products

•   Change in discount method as same as mobile

•   Strengthened mobile benefit : LTE together discount on employees of corporate clients

•   Creation of BIZ bundle requirements : Internet, mobile condition added

<2015.9>

•   GiGA WiFi AP promotion normalization

•   ~~W~~1,000 ~ 3,000 Monthly discount based on use condition of bundled products

<2015.11>

•   Bundled discount on new ollehTV products

•   ~~W~~600 ~ 2,400 Monthly discount based on use condition(2kinds, OTV12, OTS12)

•	Telecommunication (KT Sat)

KT Sat is providing satellite based services. As the price for those services is based on terms of condition, there are no changes in those pricing rates.

•	Telecommunication (KT Powertel)

When based on the general plan, the basic monthly fee is Won 17,000 and, there are additional fees of Won 12 per 10 seconds on individual radio calls, Won 22 on group calls, and Won 1.7(per second) on mobile voice calls.

Based on the LTE standard rate, the base fee is 15,000 Won per month, the individual wireless call charge per 10 seconds is 12 Won, the group call charge is 22 Won, and the mobile phone charge is 1.0 Won per second.

•	Telecommunication (KT Rwanda Networks Ltd)

There is no change with whole sale rate since commercialization in Nov. 2014

•	There are two options for retail sellers

Option#1) Single standard wholesale rate(include international internet service) : $3.25/GB

Option#2) Wholesale rate by rating group (include international internet service)

Rating Group (Retail Product Type)	Price (USD/GB)	Description
1GB or less	3.75	—
Above 1GB to 3GB	3.50	—
Above 3GB to 10GB	3.25	—
Above 10GB to 100GB	3.15	—
100GB and unlimited	3.00	Speed control under 512kbps over 100GB

Rating Group (Retail Product Type)	Price (USD/GB)	Description
200GB and unlimited	3.00	Speed control under 1Mbps over 200GB

•	Credit Cards Business (BC Card)

(Unit: Won)
Category	2017	2016	2015
Member Store fee rate	0.8~2.5	0.8~2.5	1.5~2.7
Installment fee rate	11.0~18.5	11.0~18.5	11.0~18.5
Cash service interest rate	7.9~23.3	7.9~23.3	9.8~25.7
Card loan (credit loan)	—	—	—

•	Satellite Broadcasting Service (KT Skylife)

				2017
				1Q	2 Q	3Q	4Q
SkyLife	UHD Blue	3yr Contract	Basic fee	14,000	14,000	14,000	14,000
			Installation fee	—	—	—	—
		5yr Contract	Basic fee	13,000	13,000	13,000	13,000
			Installation fee	—	—	—	—
	UHD Green	3yr Contract	Basic fee	12,000	12,000	12,000	12,000
			Installation fee	—	—	—	—
		5yr Contract	Basic fee	11,000	11,000	11,000	11,000
			Installation fee	—	—	—	—
	UHD On	3yr Contract	Basic fee	11,000	11,000	10,000	10,000
			Installation fee	—	—	—	—
		5yr Contract	Basic fee	10,000	10,000	10,000	10,000
			Installation fee	—	—	—	—
OTS	UHD OTS 15	3yr Contract	Basic fee	15,000	15,000	15,000	15,000
			Installation fee	22,000	22,000	22,000	22,000
	UHD OTS 12	3yr Contract	Basic fee	12,000	12,000	12,000	12,000
			Installation fee	22,000	22,000	22,000	22,000
	UHD OTS 10	3yr Contract	Basic fee	10,000	10,000	10,000	10,000
			Installation fee	22,000	22,000	22,000	22,000

•	Real estate development, rental and management (KT Estate)

KT estate provides real estate development and lease and maintenance service. The price for each service cannot be calculated due to the different nature of each business segment.

•	Staffing Agency (H&C Network)

	(unit: Won thousand)
Category	2017	2016	2015	Note
Subcontract	2,848	2,711	2,490	Average subcontract, dispatch commission / person
Dispatch	2,516	2,367	1,625

•	Information Securities (Initech)

	(Unit: Won thousand)
Category		2017	2016
Certification and encryption	PKI	5,000	5,000
	INISAFE Web	6,392	4,563
	SAFE DB	5,525	3,811
Integrated Security Management	INISAFE NEXESS	7,684	9,195
	NexID	9,034	5,612

•	Financing business (Smartro)

There is a variety of service prices for each card and service, and the service unit price is falling every year due to the issue of commission fee cuts. The average unit price in 2017 has been reduced by 14.1% compared to 2016.

•	Equipment and Related Product Wholesale (KT M&S)

In the case of terminals, it follows the manufacturer’s pricing policy, and in case of communication services, KT’s pricing policy is applied.

•	Online Contents Distribution (KT Hitel)

We offer a variety of services such as movies, drama, and education in the content area. We also sell a variety of products through T-commerce ‘K-shop’. It is not possible to calculate the sales item price for all these services.

•	E- Commerce (KT Commerce)

During the reporting period, there is no change in the selling price of products or services that have a significant impact on the profitability of the business.

•	Music contents (Genie Music)

Category	Detail	2017. 4Q
Record	CD	9,000
Online streaming	Download 30 songs + streaming	10,800
	Download 100 songs + streaming	20,000
	Smart Download + streaming	8,800
	Download 30 songs	8,800
	Download 100 songs	18,000
	Online streaming	7,800
	Smart streaming(only for smart seduces)	6,800

➢	Main reason of price change : Reflecting collecting policy for copyright holder’s rights and neighboring rights fees

•	Submarine Cable Construction (KT Submarine)

Price changes cannot be calculated due to the nature of the business.

•	Security and Guards (KT Telecop)

The company provides a variety of services, and the price varies depending on the services provided.

•	Advertising (Nasmedia, PlayD)

²	Nasmedia

The company provides a variety of services such as online advertisements, digital video advertisements, and etc. It is not possible to calculate the price per item for all of these services.

²	PlayD

In our advertising business, we are providing search advertising, display advertising, performance-linked advertising, and etc. It is not possible to calculate the price per item for all of these services.

•	Software Development and Provision (KT DS)

A price for IT services varies depending on the software price.

•	Directory Assistance Business (KT CS, KT IS)

Item	2017	2016	2015

114 directory assistance	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)

Priority number assistance	Won30,000 / month (same standard)	Won30,000 / month (same standard)	Won30,000 / month (same standard)

•	MVNO (KT M mobile)

Products	2017	2016	2015
Mobile (Postpaid)

<2017.1>

Practical Discount

- M Practical Discount 80 minutes

<2017.2>

Economy USIM 2.6

Economy USIM 1.8(in-net)

Economy USIM 2.4(in-net)

<2017.3>

M Economy 25 250M

Foreigner Economy USIM 3.9

Foreigner Economy USIM 5.7

<2017.4>

Life Economy 3G

Life Economy LTE

M Life 275

M Life USIM 36

<2017.5>

Data Standard 350M

<2016.1>

M JejuAirline 19/28/34

<2016.2>

M unlimited Voice call USIM 448

M Teenage LTE USIM 19/24

<2016.3>

M Gift 19/28/34

<2016.4>

Young 30

<2016.5>

M unlimited Voice call 459

Young 50

<2016.7>

3G Discounted tariff

M unlimited Voice call 3G 46

<2016.8>

M Adult 19/24

2015.01 2015.02 2015.03 2015.05 2015.06 2015.07 2015.08 2015.09 2015.10 2015.11 2015.12

LTE Standard(WiFi)

M Economy 19

M Welfare 8000, M welfare

LTE 45

M LTE 19/24/29

No Contract LTE 43 (unlimited voice)

M Economy 17

M Economy 22

Absolute Discount

M 119 Zero

M Unlimited Voice in network LTE 35/45/55(roll over)

No Contract LTE USIM 17

LTE Absolute Discount

M Youth LTE 19/24

M Unlimited Voice USIM 205

M Unlimited Voice 285/325

No Contract LTE USIM 13

M Unlimited Voice USIM 258/298

M Unlimited Voice 425

M Unlimited Voice USIM 348

M Data Only USIM 3.2GB

M Absolute Discount

Products	2017	2016	2015
	<2017.8> LTE Economy 1.2GB LTE Economy 2GB LTE Economy 6GB <2017.9> M Economy 150minutes M Economy 250minutes 3G Voice call basic 300MB Economy USIM 10GM LTE Economy 1GB	<2016.9> M Teen 3G 13 <2016.12> Economy USIM 0.9 Economy USIM 1.7 Economy USIM 1.9 Economy USIM 2.9

Mobile (Prepaid)	<2017.3> LTE world	<2016.7> MPPS 35 <2016.8> LTE PPS 35	2015.02 2015.09	M Soldier M LTE Basic

3. Matters Related to Revenue

A. Performance in Terms of Revenue

•	Telecommunication (KT, KT SAT, KT Powertel, KT Linkus, KT Rwanda Networks Ltd.)

²	KT

(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Service revenue	14,586,234	84.1	14,755,901	86.7	14,505,385	85.6
Merchandise sales	2,755,082	15.9	2,272,967	13.3	2,436,972	14.4

Total	17,341,316	100.0	17,028,868	100.0	16,942,357	100.0

➢	figures are calculated based on K-IFRS

²	KT Sat

					(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Gap filler rentals	81,642	58.3	84,903	58.8	83,881	62.9
Data transmission	11,900	8.5	13,354	9.3	13,195	10.0
Video transmission	11,659	8.3	10,843	7.5	10,295	7.8
Mobile satellite service	15,056	10.8	14,910	10.3	14,546	10.9
Others	19,839	14.2	20,428	14.1	11,311	8.4

Total	140,096	100.0	144,438	100.0	133,228	100.0

➢	figures are calculated based on K-IFRS

²	KT Powertel

	(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Frequency Trunked Communications	51,132	73.3	58,928	73.3	70,957	68.3
Mobile Handsets	14,072	23.4	18,830	23.4	27,525	26.5
Others	2,133	3.3	2,607	3.3	5,369	5.2

Total	67,337	100.0	80,365	100.0	103,851	100.0

➢	figures are calculated based on K-IFRS

²	KT Rwanda Networks, Ltd

	(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
LTE	5,400	36.2	9,282	64.8	1,929	25.9
Fixed	9,511	63.8	5,032	35.2	5,506	74.1

Total	14,912	100.0	14,314	100.0	7,435	100.0

➢	Source: KTRN financial statements, 2017

•	Credit Cards Business (BC Card)

					(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Card revenue	206,105	5.7	210,879	5.9	205,030	5.9
Credit card processing	3,092,542	85.2	3,072,762	86.1	2,948,177	84.1
Additional service	101,056	2.8	88,716	2.5	91,803	2.6
Others	228,857	6.3	194,581	5.5	259,085	7.4

Total	3,628,560	100.0	3,566,938	100.0	3,504,095	100.0

➢	Card revenue includes commissions from member companies for the proxy act of card related work.

➢	Additional services include revenue from insurance, telecommunication, travel and etc.

➢	figures are calculated based on K-IFRS

•	Satellite Broadcasting (KT Skylife)

					(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Service revenue	335,057	51.8	342,187	54.7	356,051	56.8
Platform revenue	220,192	34.0	185,909	29.7	162,116	25.9
Rental revenue	30,303	4.7	43,446	6.9	46,664	7.4
Others	61,265	9.5	53,583	8.6	61,567	9.8

Total	646,816	100.0	625,126	100.0	626,398	100.0

➢	Platform revenue: Advertisement revenue + home shopping transmission fee + T-commerce transmission fee

➢	figures are calculated based on K-IFRS

•	Real estate development, rental and management (KT Estate)

					(Unit : Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Rental business	152,807	27.5	131,530	33.8	130,171	40.2
Real estate commission business	121,786	21.9	120,697	31.0	115,203	35.5
PM fee	6,509	1.2	8,183	2.1	6,226	1.9
Development business	225,631	40.6	76,050	19.6	69,548	21.5
Selling business	31,577	5.7	38,772	10.0	—	0.0
Others	17,071	3.1	13,488	3.5	2,769	0.9

Total	555,381	100.0	388,720	100.0	323,917	100.0

➢	figures are calculated based on K-IFRS

•	Staffing Agency (H&C Network)

					(Unit : Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Subcontract	33,800	95.1	33,984	93.9	29,811	91.3
Dispatch	1,751	4.9	2,189	6.1	2,833	8.7

Total	35,551	100.0	36,173	100.0	32,645	100.0

➢	figures are calculated based on K-IFRS

•	Information Securities (Initech)

					(Unit : Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Certification & Encryption (PKI, SAFE DB)	3,460	5.4	5,358	8.0	5,423	9.6
Total Security Solution (INISAFE NEXESS, SA)	1,644	2.6	2,518	3.7	2,350	4.1
Equipment Sales	62	0.1	366	0.5	669	1.2
Finance ASP	10,449	16.4	10,025	14.9	10,025	17.7
SI	20,401	32.0	23,710	35.2	10,384	18.2
Products	9,792	15.4	8,225	12.2	14,261	25.1
ITO	12,454	19.5	11,915	17.7	8,447	14.9
Outsourcing	5,259	8.2	4,928	8.7	4,455	9.8
Rental Revenue	269	0.4	268	0.5	265	0.6

Total	63,790	100.0	56,755	100.0	45,449	100.0

•	Financing Business (Smartro)

					(Unit : Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Product	16,066	8.9	11,957	7.3	6,476	4.2
Outsourcing	163,922	91.1	152,521	92.7	145,945	95.8

Total	179,988	100.0	164,478	100.0	152,421	100.0

•	Equipment and Related Product Wholesale (KT M&S)

					(Unit : Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Product	540,612	73.7	526,118	73.0	636,601	74.7
Commission	192,531	26.3	194,882	27.0	216,177	25.3

Total	733,143	100.0	721,000	100.0	852,778	100.0

➢	figures are calculated based on K-IFRS

•	Online Contents Distribution (KT Hitel)

					(Unit : Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Contents Distribution (IP Contents)	57,832	25.4	56,361	28.4	54,509	34.0
Platform Construction, R&D	62,272	27.4	68,976	34.7	64,668	40.3
TV Shopping	107,527	47.2	73,402	36.9	41,318	25.7
Wireless Internet	—	—	—	—	49	0.0

Total	227,631	100.0	198,739	100.0	160,545	100.0

➢	figures are calculated based on K-IFRS

•	E- Commerce (KT Commerce)

					(Unit : Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Product	497,953	99.9	496,860	99.9	586,762	99.8
Others	737	0.1	698	0.1	742	0.2

Total	498,691	100.0	497,558	100.0	587,504	100.0

➢	figures are calculated based on K-IFRS

•	Music contents (Genie Music)

					(Unit : Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Music business	139,670	89.7	103,001	92.6	86,772	97.3
Others	15,972	10.3	8,286	7.4	2,407	2.7

Total	155,642	100.0	111,287	100.0	89,179	100.0

➢	Music Business: Genie, Olleh Music and other ASP sales, contents distribution and etc.

➢	Others: Outsourcing, MD and others.

•	Submarine Cable Construction (KT Submarine)

					(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Construction	57,979	78.6	65,821	79.9	43,817	65.9
Maintenance & Repair	15,569	21.1	11,552	13.8	12,615	18.9
Others	190	0.3	5,298	6.3	9,986	15.2

Total	73,738	100.0	83,960	100.0	66,418	100.0

➢	figures are calculated based on K-IFRS

•	Security and Guards (KT Telecop)

					(Unit: Won million)
	2017		2016		2015
Category	Amount	%	Amount	%	Amount	%
Security service	308,978	98.0	307,734	98.0	295,244	98.2
Distribution	5,870	1.9	5,652	1.8	4,882	1.6
Others	518	0.1	542	0.2	522	0.2

Total	315,366	100.0	313,928	100.0	300,648	100.0

➢	figures are calculated based on K-IFRS

•	Advertising (Nasmedia, PlayD)

²	Nasmedia

(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Advertising	84,190	99.9	61,632	99.8	45,375	99.7
Financial Lease	93	0.1	118	0.2	115	0.3

Total	84,283	100.0	61,750	100.0	45,490	100.0

➢	figures are calculated based on K-IFRS

²	PlayD

(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Search advertising	24,811	68.9	21,614	68.8	21,521	74.8
Display advertising	11,210	31.1	9,804	31.2	7,267	25.2

Total	36,021	100.0	31,418	100.0	28,788	100.0

➢	figures are calculated based on K-IFRS

•	Software development and Provision (KT DS)

(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Product	53,347	11.9	56,631	12.0	74,372	17.8
Outsourcing	395,483	88.1	413,975	88.0	342,708	82.2

Total	448,830	100.0	470,606	100.0	417,080	100.0

➢	figures are calculated based on K-IFRS

•	Directory Assistance Business (KTCS, KTIS)

²	KTCS

					(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Olleh customer service (1)	206,395	44.0	204,578	44.6	207,098	43.0
Contact business	71,509	15.3	76,475	16.7	78,061	16.2
114 business	25,410	5.4	29,468	6.4	36,795	7.6
Number priority business	29,918	6.4	31,201	6.8	32,782	6.8
Distribution	112,103	23.9	102,335	22.3	119,169	24.7
Others (2)	23,471	5.0	14,222	3.1	7,838	1.6

Total	468,806	100.0	458,279	100.0	481,741	100.0

➢	(1) KT’s representative product, contact business

➢	(2) Other business includes sales consulting, leasing and etc.

²	KTIS

					(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Outsourcing (1)	201,132	45.9	203,657	46.6	213,075	46.2
Number priority business	27,832	6.4	28,791	6.6	30,315	6.6
Call center business	74,450	17.0	74,066	17.0	73,629	16.0
Distribution	120,588	27.5	107,775	24.7	128,970	28.0
Others (2)	14,128	3.2	22,440	5.1	15,108	3.3

Total	438,130	100.0	436,730	100.0	461,098	100.0

➢	(1) Telephone number searching business and KT customer service

➢	(2) KT Tax refund service(KRW 9,133M), 114DB resale service and others

•	MVNO (KT M mobile)

					(Unit: Won million)
Category	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Product (Pre-paid)	7,964	5.0	619	0.6	366	0.9
Service (Pre-paid)	6,471	4.1	5,405	4.8	2,301	5.4
Product (Post-paid)	45,469	28.9	49,649	44.3	25,862	60.9
Service (Post-paid)	97,688	62.0	56,333	50.3	13,907	32.8

Total	157,592	100.0	112,006	100.0	42,436	100.0

➢	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

•	Telecommunication (KT)

•	Sales organization

•	Sales Channels

C. Methods and Conditions of Sales

[Discount rates based on Contract Periods(Broadband)]

(KRW)	1 Year	2 Years	3 Years	4 Years
Olleh GiGA internet	5,000	10,000	15,000	—
Olleh GiGA internet compant	4,000	8,000	12,000	—
olleh internet	3,000	6,000	10,500	—
KORNET (Express/Premium)	5%	10%	15%	—
olleh TV (Live/VOD)	5%	10%	20%	—

[Additional discounts after the Three-Year contract(Broadband)]

Category	After 3 Years	After 4 Years	After 5 Years	Remarks
olleh internet	2%	3%	5%	—
KORNET (Express/Premium)	2% (for additional 1 year)	3% (for additional 2 years)	5% (for additional 3 years)	When subscribers sign extend contracts

➢	No additional discounts are available for new subscribers signing after November 1, 2008.

[Additional discounts for contracts renewal(Broadband)]

Category	Renewal for 1 year	Renewal for 2 years	Renewal for 3 years	Renewal for 4 years
Type A	Won 1,000	Won 2,000	Won 3,000	Won 4,000
Type B	—	5%	10%	—

[Mobile sign up fee removal] (effective of Mar 31 2015)

	2015	2014	2013
Discount rate	100% (Won 7,200 -> Won 0)	70% (Won 14,400 -> Won 7,200)	40% (Won 24,000 -> Won 14,400)

➢	VAT included

[LTE Data-Centric Plans]

Price	Basic(KRW)	Voice	SMS	Data	Others
LTE Data Centric 32.8	32,890	Unlimited(plus 30 min Video Call)	Unlimited	300MB	Free Olleh TV Mobile (54.8 or higher) Free Data sharing for 2 lines
LTE Data Centric 38.3	38,390			1GB
LTE Data Centric 43.8	43,890			2GB
LTE Data Centric 49.3	49,390			3GB
LTE Data Centric 54.8	54,890			6GB
LTE Data Centric 65.8	65,890	Unlimited (plus 200 min Video Call)		Unlimited
LTE Data Centric 76.8	76,890
LTE Data Centric 87.8	87,890
LTE Data Centric 109	109,890

[Aged 24 and under Plans]

	Price	Basic(KRW)	Voice	SMS	Data	Others
Under 24	Y24 32.8	32,890	Unlimited (plus 30 min Video Call)	Unlimited	300MB	2GB+3Mbps for 3 hours in every Day Half price for Genie pack
	Y24 38.3	38,390			1GB
	Y24 43.8	43,890			2GB
	Y24 49.3	49,390			3GB
	Y24 54.8	54,890			6GB
	Y24 65.8	65,890	Unlimited (plus 200 min Video Call)		Unlimited
Under 18	Y Teen 20	20,900	Controlling in given Data	200 a day	1,400MB	Data Switch
	Y Teen 27	27,390			2,000MB
	Y Teen 32	32,890			3,000MB
	Y Teen 38	38,390			4,700MB+400Kbps
Under 12	Y Junior	19,800	Controlling in given Data	200 a day	900MB+400Kbps	Smart safeguard

[3G Smartphone Tariff Plan]

Type of plan	Basic fee	Voice (minute)	SMS (one)	Data (GB)	Others
Net Unlimited 51	56,100	Unlimited	Unlimited	5GB
Net Unlimited 61	67,100	Unlimited	Unlimited	10GB
Net Unlimited 77	84,700	Unlimited	Unlimited	17GB
Net Unlimited 99	108,900	Unlimited	Unlimited	25GB
Net Everybody olleh 28	30,800	130	Unlimited	750MB	On-net wireless unlimited
Net Everybody olleh 34	37,400	185	Unlimited	1.5GB	On-net wireless unlimited
Net Everybody olleh 41	45,100	250	Unlimited	2.5GB	On-net wireless unlimited
Net i-Slim	23,100	150	200	100MB
Net i-Value	39,600	300	300	Unlimited

[Smart Device Plan(LTE)]

Type of device	Type of plan	Basic fee	Voice (minute)	SMS (one)	Data	Others
Wearable	Wearable	11,000	50	250	500MB	—
	Data together Medium	8,800	—	—	100MB
Tablet	Data together Large	12,1000	—	—	500MB	—
	Net Data 1.6G	19,8000	—	—	1.6GB	—
	Net Data 3.2G	24,750	—	—	3.2GB	—
	Net Data 6.4G	33,000	—	—	6.4GB	—
	Net Data Unlimited	108,900	—	—	35GB	5Mbps QoS
Action Cam	Smart Action 10GB	16,500	—	—	10GB	10Mbps QoS
	Smart Action 20GB	24,200	—	—	20GB	10Mbps QoS

*	If you visit olleh.com, you can find the various price plan to more detail

D. Sales Strategy

•	Telecommunication (KT)

(a) Mobile Service

•	Enhancing leadership and competitiveness in the smartphone and emerging devices market: expanding the smartphone subscriber base and pioneering tablet/wearable device market

•	Strengthening competitiveness by utilizing a differentiating network: Maintaining LTE leadership with a seamless wideband LTE-A coverage and better quality

•	Attracting high ARPU users by offering free video streaming services to subscribers who signed for higher plans

•	Offering differentiated services experience after forming an optimized customer service structure to smartphone users.

•	Controlling marketing expenses by introducing a new sales program which provides for a special tariff discount instead of a handset subsidy.

•	Strengthening a customer retention policy targeting the long-term contract customers whose contract period has matured.

•	Providing various discount program and alliance program to the customer : credit card, CMA, check card

•	Constructing the CS service process to optimize the smartphone customer and providing the differentiate program.

•	Proving new program to the customer for more easier and innovative migration program for existing customer

•	Launching to Improve retention program

(b) IPTV Service

•	Promoting IPTV (olleh TV) products to our existing internet subscribers.

•	Expanding the client base by offering free set-top box rentals (with a three-year subscription contract) and opportunities to experience KT services.

•	Increasing synergy with Skylife by providing a hybrid product to strengthen customer retention and to promote up-selling.

(c) Broadband Internet Service

•	Strengthening competitiveness of All-IP based products and solidifying a No.1 market stance with active GiGA investment.

•	Expanding synergies with smart home businesses such as IPTV

•	Satisfying a diverse range of customer needs by providing differentiated value-added services.

•	Promoting specialized high-quality and optimized products by analyzing patterns of users.

(d) Telephone Service

•	Minimizing PSTN line loss by customer segmentation.

•	Expanding a new customer base.

•	Discovering a new business model and promoting remodeling.

•	Private and SOHO customer : Unlimited Price Plan

•	Customer retention program for various bundling service and bulk line discount program

•	Telecommunication (KT Sat)

Our sales organization is based at our headquarters and our mobile satellite business division has a sales office in Busan. For overseas repeaters sale, we operate sales offices in Jakarta and Dubai. With respect to other services, including Inmarsat, we conduct business through special distribution channels.

•	Telecommunication (KT Powertel)

Through direct sales organizations and cosigned dealers, KT Powertel is selling TRS services (voice and wireless data products) to customers. KT Powertel is providing cosigned dealers with a management fee of 4~6% of customer charges for 60 months. After 60 months, 7% of customer charges are paid to cosigned dealers as a long-term customer care fee.

•	Telecommunication (KT Rwanda Network Ltd)

KTRN is the 4G network wholesaler in Rwanda. KTRN focuses on increasing 4G service recognition and expanding sales volume through cooperation with mobile retailer. In recently by expanding shop-in-shop type distribution channel where customer try to use the smartphone handset directly before they are buying and providing the partnership program with wholesale and retail channel and improving the 4G awareness to the customer. KTRN opened the 4G LTE flagship store “4G Square” in Kigali(June, 2015) and Lubabu(August, 2015). From September 2015, KTRN sell the 4G samsung smartphone and 4G bundle service in the 23 service center in the country by cooperating with TICO.

•	Credit Cards Business (BC Card)

BC Card performs credit card (including debit card) issuing and payment processing based on the contract with credit card companies. BC card targets providing card issuances and payment processing services to more credit card companies.

•	Satellite Broadcasting (KT Skylife)

KT Skylife currently has four different sales channels: 1) local channels; 2) KT; 3) customer centers and 4) KT Skylife’s head office. There are 250 sales offices which are organized under 11 branches (three in Seoul, two in Busan and one each in Daejeon, Daegu, Gwangju and etc). KT Skylife is offering “olleh TV Skylife” through KT’s inbound and outbound sales channels. KT Skylife is offering expanded bundled products, which are bundled products of KT’s fixed and mobile LTE services. Two customer service centers are located in Suwon and Gwangju, providing customer services and retention services like HD product promotion and new subscriber acquisition. In order to strengthen direct and indirect sales channels, KT Skylife is utilizing its homepage and partnership marketing with public offices and on-line companies.

•	Real estate development, rental and management (KT Estate)

Conduct development of KT’s real estate, operate self-development project, consulting and real estate rental and management businesses.

•	Information Securities (Initech)

Sales are divided by direct versus indirect sales. Upon a client’s order, products are sold and payment is received upon inspection of products. Maintenance and repair is conducted upon contract and payment is received every month.

•	Online Contents Distribution (KT Hitel)

The majority of the sales are conducted via internet and revenue from the portal and contents are generated from end-consumers.

•	E-Commerce (KT Commerce)

Because of the company’s business characteristics (B2B business with corporations being our clients), the impact of general advertising is low for our company. Instead of advertisements, we conduct educational seminars targeting business personnel. Nowadays, the media is talking about how the B2B business can bring cost cutting measures, and thus, more corporations are recognizing the value of the B2B business, setting our sales strategy as more customers have an increasing desire for diversified products.

•	Music contents (Genie Music)

Through the wireline/wireless music portal we provide audio on demand (“AOD”), downloading services to customers directly, and music services as ASP to KT group and our affiliates. We also conduct consulting businesses to provide adequate music services to shops and stores.

The sale of digital sound via music sites are conducted by streaming and downloads. In addition, payment is made by credit card, on-line cash transfer, and through mobile handsets.

•	Submarine Cable Construction (KT Submarine)

From 2001, we have been participating in submarine electronic cable construction projects developed by Korea Electric Power Corporation. However, to hedge the risk of a slowdown in submarine electronic cable construction projects, we strive to diversify our portfolio.

In order to participate in overseas construction, in addition to our ordinary sales, we aggressively participate in international conferences and seminars and strive to enhance our brand image by promoting our company and our equipment.

•	Security and guards (KT Telecop)

Our sales channels which consist of internal sales staff and an outside distribution network (allied store, special partners, etc.) attracts new customers.

•	Directory Assistance Business (KT CS, KT lS)

KTIS, KTCS is currently conducting KT group’s Customer Channel, Contact Center Business, 114 Directory and Call Number Guide Service, Logistic and Distribution Business.

4. Research and Development Activities

A. Research and Development Activities

•	Telecommunication (KT)

•	R&D Organization Structure

•	Institute of Convergence Technology

•	Main Mission

•	Secure core technology for developing future businesses and strengthening competitiveness of existing businesses.

•	Research technology for next generation network.

•	Research differentiated service and technology to enhance the competiveness of ICT business.

•	Support for business feasibility study and commercialization of ICT based convergence technology in KT Group.

•	Execution of convergence service and incubation of new business project.

•	R&D Costs

(Unit: Won, million)
Category		2017	2016	2015
Raw Materials		—	—	—
Labor Costs		62,103	49,821	49,626
Depreciation		39,797	45,921	54,835
Commissions		—	—	12
Others		328,515	115,181	107,624

Total R&D Costs		430,415	210,923	212,097

Accounting Treatment	Research and Ordinary Development Costs	170,095	165,720	178,436
	Development Costs (Intangible Assets)	260,320	45,203	33,661
Percentage of R&D Costs over Revenue		2.48%	1.24%	1.25%

5. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	Telecommunication (KT)

KT holds 5,019 domestic patents and 1,044 overseas patents as of December 31, 2017.

•	Credit Cards Business (BC Card)

BC Card holds 93 domestic patents and 627 trademarks.

•	Information Security Business (Initech)

Intech holds 32 domestic patents and 40 trademarks.

•	Online Contents Distribution (KT Hitel)

KT Hitel holds 58 patents and 3 designs.

•	E-commerce (KT Commerce)

KT Commerce holds 2 patents.

•	Security and Guards (KT Telecop)

KT Telecop holds total 114(37 patents, 5 designs and 72 trademarks).

•	Advertising (Nasmedia)

Nasmedia holds 2 domestic patents and 3 trademarks

•	Software development and provider (KT DS)

KTDS holds 2 patents, 8 trademarks and 13 designs

•	MVNO (KT M-mobile)

KT M-mobile holds 3 intellectual property rights.

III. Financial Information

1. Summary of Financial Statements (Consolidated)

(Unit: Won, million)
Classification	2017	2016	2015
Current Assets	9,522,130	9,643,306	8,583,176
• Cash and Cash Equivalents	1,928,182	2,900,311	2,559,464
• Trade and Other Receivables	5,842,471	5,331,245	4,884,617
• Inventories	457,726	377,981	525,366
• Other Current Assets	1,293,751	1,033,769	613,729
Non-current Assets	20,058,498	20,944,427	20,758,009
• Trade and Other Receivables	828,831	709,011	704,147
• Property, plant and equipment	13,562,319	14,312,111	14,478,914
• Investment Property	1,189,531	1,148,044	1,102,070
• Intangible Assets	2,632,704	3,022,803	2,599,751
• Investments in Joint Ventures and Associates	279,431	284,075	270,029
• Other Non-Current Assets	1,565,682	1,468,383	1,603,098

Total Assets	29,580,628	30,587,733	29,341,185

Current Liabilities	9,458,104	9,466,147	8,639,906
Non-Current Liabilities	7,046,148	8,326,807	8,535,814

Total Liabilities	16,504,252	17,792,954	17,175,720

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	9,854,172	9,656,544	9,059,305
Accumulated Other Comprehensive Expense	30,985	-1,432	13,870
Other Components of Equity	-1,205,302	-1,217,934	-1,232,863
Non-Controlling Interests	1,391,764	1,352,844	1,320,396

Total Shareholders’ Equity	13,076,376	12,794,779	12,165,465

	(Unit: Won million)
Classification	2017	2016	2015
Operating Revenue	23,387,267	22,743,665	22,281,221
Operating Profit	1,375,286	1,439,979	1,292,944
Profit for the Period	56,1526	797,844	631,288
Number of Consolidated Companies	60	56	54

2. Summary of Financial Statements (Separate)

	(Unit: Won, million)
Classification	2017	2016	2015
Current Assets	4,379,568	4,851,079	4,636,920
• Cash and Cash Equivalents	1,166,402	1,602,397	1,126,991
• Trade and Other Receivables	2,740,314	2,590,161	2,974,117
• Other Financial Assets	54,774	289,613	2,051
• Inventories	232,246	178,096	327,240
• Other Current Assets	185,832	190,812	206,521
Non-Current Assets	18,955,355	19,849,258	19,585,575
• Trade and Other Receivables	735,671	622,045	605,181
• Other Financial Assets	75,896	198,777	218,582
• Property and equipment	11,375,047	11,961,193	12,144,964
• Investment Property	633,851	662,985	683,511
• Intangible Assets	2,100,215	2,337,549	1,804,083
• Investments in Subsidiaries, Associates and Joint Ventures	3,584,978	3,638,856	3,541,837
• Other Non-Current Assets	449,697	427,853	587,417

Total Assets	23,334,923	24,700,337	24,222,495

Current Liabilities	5,596,667	6,027,671	5,978,832
Non-Current Liabilities	6,427,178	7,588,147	7,859,707

Total Liabilities	12,023,845	13,615,818	13,838,539

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	9,344,506	9,156,204	8,446,950
Accumulated Other Comprehensive Income	-1,502	-32,091	(17,270)
Other Components of Shareholders’ Equity	-1,036,683	-1,044,351	(1,050,481)

Total Shareholders’ Equity	11,311,078	11,084,519	10,383,956

	(Unit: Won, million)
Classification	2017	2016	2015
Operating Revenue	17,341,316	17,028,868	16,942,357
Operating Profit	952,161	1,059,591	863,860
Profit for the Period	463,268	809,330	770,324

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated financial statements

A. Auditor’s opinion on the consolidated financial statements

FY 2017	FY 2016	FY 2015
Samil PwC	Samil PwC	Samil PwC

B. Audit (or review) Comments

Fiscal Year	Audit (or review) Comments	Issues noted
2017	Unqualified	Not applicable
2016	Unqualified	Not applicable
2015	Unqualified	Not applicable

2. Auditors’ opinion on the separate financial statements

A. Auditor’s opinion on the separate financial statements

FY 2017	FY 2016	FY 2015
Samil PwC	Samil PwC	Samil PwC

B. Audit (or review) Comments

Fiscal Year	Audit (or review) Comments	Issues noted
2017	Unqualified	Not applicable
2016	Unqualified	Not applicable
2015	Unqualified	Not applicable

3. Compensation to external auditors for the last three fiscal years

A. Audit services contract

(Unit: Won million, Hours)
Fiscal Year	Auditor	Contents	Compensation	Total Time
2017	Samil PwC	Review interim financial statements	2,700	38,864
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2016	Samil PwC	Review interim financial statements	2,700	39,835
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2015	Samil PwC	Review interim financial statements	2,700	41,837
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

B. Non-Audit services contract

(Unit: Won)
Fiscal Year	Contract date	Contents	Service period	Compensation
2017	2017/7	Comfort letter	2017/7	150,000,000
2016	2016/7	Comfort letter	2016/7	150,000,000
2015	2015/9	Confirming FY2014 financial ratio for Internet-only bank license	2015/9	900,000
2015	2015/2	Samurai bond comfort letter	2015/2	100,000,000

Total				400,900,000

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of March 23, 2018, the Board of Directors of KT consists of 11 Directors (3 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has eight different Committees as follows; Presidential Candidate Examination Committee, Corporate Governance Committee, Outside Director Candidate Recommendation Committee, Audit Committee, Evaluation & Compensation Committee, Executive Committee, Related-Party Transaction Committee and Corporate Sustainability Management Committee. The Board of Directors may establish additional committees if necessary.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
1st	2017.1.4	Composition of CEO Recommendation Committee	Approval on Committee composition
2nd	2017.1.16	Composition of Outside Director Candidate Recommendation Committee	Approval on Committee composition
3rd	2017.1.31	Proposal on Corporate Sustainability Management Plan in 2017	Original proposal approved
		Proposal on donation to CSV in 2017	Original proposal approved
		Approval of financial statements (separate and consolidated) of the 35th term	Original proposal approved
		Approval of Business reports of the 35th term	Original proposal approved
		Approval of Management Contract	Original proposal approved
4th	2017. 3. 3	Proposal on operational support for GCCI (Gyeonggi Center for Creative Economy and Innovation)	Original proposal approved
		Proposal on operational support for ICCI (Incheon Center for Creative Economy and Innovation)	Original proposal approved
		Amendment of the articles	Original proposal approved
		Recommendation of Audit committee’s candidate	Recommendation of Audit committee’s candidate
		Agreement on Recommendation of Inside Director Candidate	Recommendation of Inside Director Candidate agreed
		Limit on Remuneration of Directors in 2017	Original proposal approved
		Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal approved
		Limit on Remuneration and distinction of administration executives	Original proposal approved
		Approval of financial statements (separate and consolidated) of the 35th term	Original proposal approved
		Approval of Business reports of the 35th term	Original proposal approved
		Notice of Annual General Meeting for the 35th term	Original proposal approved
		Report on operational condition of the internal accounting management system in 2016	Original proposal approved
		Report on inspection results of the internal accounting management system in 2016 by Audit committee	Original proposal approved
5th	2017. 3. 28	Proposal on election the chairman and committee organization	Chairman of BOD and members of committees appointed
		Proposal on G-project	Original proposal approved
6th	2017.4.28	Approval of US filing consolidate financial statements of FY2016	Original proposal approved
		Approval of financial statements (separate and consolidated) of the 1Q 2017	Original proposal approved
		Proposal on disposition of treasury shares for long-term incentive	Original proposal approved
		Report of financial performance with other corporate which is less than 15 billion	Original proposal approved
		Report on inspection results of compliance management	Original proposal approved
7th	2017. 7. 27	Report of financial statements (separate and consolidated) of the 1H 2017	Original proposal approved
		Proposal on provision long-term incentive payment and disposition of treasury shares	Original proposal approved
		Limit on Remuneration of long term incentive and standard on stock compensation	Original proposal approved
8th	2017.8.14	Proposal on new construction of IDC	Original proposal approved
9th	2017.10.31	Report of financial statements (separate and consolidated) of the 3Q 2017	Original proposal approved
		Proposal on Labor expense increase	Original proposal approved
		Proposal on donation to labor welfare fund in 2017	Original proposal approved
10th	2017. 12. 7	Proposal on KT business plan for 2018	Original proposal approved
		Proposal on Real estate complex development plan of Gangbuk branch	Original proposal approved

(3) The Status of Committees under the Board of Directors

(a)	Organization of the Committees under the Board of Directors (as of March 23, 2018)

Title	Organization	Name	Purpose of Establishment and Authority	Note (Prior to 36th AGM)
Presidential Candidate Examination Committee	All Outside Directors & 1 Inside Director	Examine CEO candidates and make a short list		CEO Recommendation Committee
Corporate Governance Committee	4 Outside Directors, & 1 Inside Director	Gae-Min Lee (Chairperson) Do-Kyun Song, Jong-Gu Kim, Suk-Gwon Chang, Hyeon-Mo Ku	Improvement of Corporate Governance	Suk-Gwon Chang(Chairperson) Do-Kyun Song, Gae-Min Lee, Jong-Gu Kim, Hyeon-Mo Ku
Outside Director Candidate Recommendation Committee	All Outside Directors & 1 Inside Director	Recommendation of Outside candidates to the general meeting (Commercial Law §542: 8 ) ø See V. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee
Audit Committee	4 Outside Directors	Suk-Gwon Chang (Chairperson) Jong-Gu Kim, Sang Kyun Cha, Il Lim	Audit Committee installation according to Commercial Law §542: 11 (Audit Committee) 1st article ø See V. 2. Audit Committee	Jong-Gu Kim (Chairperson) Dong-Wook Chung, Sang Kyun Cha, Dae-Keun Park
Evaluation & Compensation Committee	4 Outside Directors	Do-Kyun Song (Chairperson) Gae-Min Lee, Gang-Cheol Lee, Dae-You Kim	Management Agreement with the CEO and Assessment	Dong-Wook Chung (Chairperson) Do-Kyun Song, Suk-Gwon Chang, Il Lim
Executive Committee	3 Inside Directors	Chang-Gyu Hwang (Chairperson), Hyeon-Mo Ku, Seong-Mok Oh	Management and financial matters authorized by the Board of Directors	Chang-Gyu Hwang (Chairperson), Heon Moon Lim, Hyeon-Mo Ku
Related-party Transaction Committee	4 Outside Directors	Il Lim (Chairperson), Do-Kyun Song, Gae-Min Lee, Dae-You Kim	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Dae-Keun Park (Chairperson), Do-Kyun Song, Gae-Min Lee, Il Lim
Corporate Sustainability Management Committee	4 Outside Directors, & 1 Inside Director	Sang Kyun Cha(Chairperson), Gang-Cheol Lee, Suk-Gwon Chang, Il Lim, Seong-Mok Oh	Matters about Corporate Sustainability Management	Sang Kyun Cha (Chairperson), Dong-Wook Chung, Suk-Gwon Chang, Il Lim, Heon Moon Lim

ø	Outside Director Gang-Cheol Lee, Dae-You Kim and Inside Director Seong-Mok Oh newly appointed on March 23, 2018.
ø	Outside Director Suk-Gwon Chang and Inside Director Hyeon-Mo Ku reappointed on March 23, 2018

(b)	Activities of the Committees under the Board of Directors

•	CEO Recommendation Committee

Meeting Date	Agenda	Results of discussion	Outside Director
			Jong-Gu Kim	Do-Kyun Song	Dong-Wook Chung	Suk-Gwon Chang	Sang Kyun Cha	Dae-Keun Park	Dae-Ho Kim
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2017.1.4	Plans for CEO election	Original proposal approved	—	For	For	For	For	For	For
2017.1.16	Reviews on CEO candidate’s documentation and Interview	Progress of review	—	For	For	For	For	For	For
2017.1.26	CEO candidate interview	Progress of interview	—	For	For	For	For	For	For
2017.1.31	Recommendation for CEO	Recommendation	—	For	For	For	For	For	For

ø	According to the CEO Recommendation Committee’s articles, the affirmative votes of majority of all directors in office excluding the chairperson are required for resolution (The chairperson don’t have the right to vote)

•	Corporate Governance Committee

Meeting Date	Agenda	Results of discussion	Outside Director
			Suk-Gwon Chang	Do-Kyun Song	Dae-Keun Park	Dae-Ho Kim
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2017.2.21	Amendment of the articles	Original proposal received	For	For	For	For
	Proposal on G-Progect	Original proposal received	For	For	For	For

ø	Outside Director Jong-Gu Kim reappointed and Outside Director Gae-Min Lee newly appointed on March 24, 2017.

Meeting Date	Agenda	Results of discussion	Outside Director
			Suk-Gwon Chang	Do-Kyun Song	Jong-Gu Kim	Gae-Min Lee
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2017.6.28	Report on internal research results of G-Project	Original proposal received	For	For	For	For
2017.9.20	Report on results of G-Project	Original proposal modified	For	For	For	For
2017.10.16	Report on results of G-Project and review of related regulations including articles	Original proposal received	For	For	For	For

•	Evaluation & Compensation Committee

Meeting Date	Agenda	Results of discussion	Outside Director
			Sang-Kyun Cha	Do-Kyun Song	Suk-Gwon Chang	Dae-Keun Park
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2017.2.21	Result of CEO management assessment for 2016	Original proposal approved	For	For	For	For
	CEO management goal for 2017	Original proposal modified and approved	For	For	For	For
	Proposal on remuneration standards and payment methods for CEO and Inside Directors	Original proposal received	For	For	For	For

ø	Outside Director Il Lim newly appointed on March 24, 2017.

Meeting Date	Agenda	Results of discussion	Outside Director
			Dong-Wook Chung	Do-Kyun Song	Suk-Gwon Chang	Il Lim
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2017.7.25	Report on provision long-term incentive payment and disposition of treasury shares	Original proposal received	For	For	For	For
	Report on Limit on Remuneration of long term incentive and standard on stock compensation in 2017	Original proposal received	For	For	For	For

•	Executive Committee

Meeting Date	Agenda	Results of discussion	Inside Director
			Chang-Gyu Hwang	Heon Moon Lim	Hyeon-Mo Ku
			Attendance 100%	Attendance 100%	Attendance 100%
2017.1.26	KT Handset Account Receivable Selling Plan for 2016	Original proposal approved	For	For	For
2017.6.14	Proposal on Donation execution of KT group hope sharing foundation	Original proposal approved	For	For	For
2017.7.7	Plan for issuance of 1st foreign currency corporate bonds	Original proposal approved	For	For	For
2017.8.9	Plan for participation to investment business of Korea Fund of Funds	Original proposal approved	For	For	For
	Plan for support partners through win-win cooperation fund	Original proposal approved	For	For	For
2017.9.22	Plan for donation to Co-growth investment fund to support entering the overseas market of SMEs	Original proposal approved	For	For	For
2017.11.9	Plan for selling KT Dong-an building	Original proposal approved	For	For	For
2017.12.8	Plans for investment to KT strategic investment union4	Original proposal approved	For	For	For

•	Related-Party Transaction Committee

Meeting Date	Agenda	Results of discussion	Outside Director
			Dong-Wook Chung	Jong-Gu Kim	Dae-Ho Kim
			Attendance 100%	Attendance 100%	Attendance 0%
2017.3.16	Proposal on capital increase to Rwanda KTRN	Original proposal approved	For	For	Absent

•	Corporate Sustainability Management committee

Meeting Date	Agenda	Results of discussion	Outside Director
			Dae-Keun Park	Sang-Kyun Cha	Suk-Gwon Chang	Dong-Wook Chung
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2017.1.31	Result of Corporate Sustainability Management assessment for 2016	Original proposal received	For	For	For	For
	Report on 2017 Corporate Sustainability Management goals	Original proposal received	For	For	For	For

ø	Outside Director Il Lim newly appointed on March 24, 2017.

Meeting Date	Agenda	Results of discussion	Outside Director
			Sang-Kyun Cha	Dong-Wook Chung	Suk-Gwon Chang	Il Lim
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2017.7.27	Result of Corporate Sustainability Management assessment for 1H 2017	Original proposal received	For	For	For	For

(c)	Evaluation of Board Activity in 2017

Evaluation Factors		Score
Role and Responsibility of BOD	Long-term strategy building	4.2
	Oversight of the management	3.4
	Review financial performance	4.2
	Independence for the fairness to shareholders	4.3
	Decision-making considering long-term interest of shareholders	4.1
	CEO evaluation and compensation	4.1
	CEO search, training and succession	3.6
	Average	4.0

Efficiency of BOD	The number of BOD meeting and appropriateness of agenda	4.1
	Fullness of materials and sufficient explanation	3.9
	Provision of sufficient time to review materials	3.8
	Open discussion	4.1
	Access to information necessary for decision-making	4.2
	Review of follow-up measures	4.1
	Education of new board members	3.9
	Appropriateness of BOD composition	4.0
	Average	4.0
Appropriateness of board committees’ activities	Expertise of BOD members	4.3
	Empowerment to committees	4.3
	Organic connection between BOD and committees	3.8
	Appropriateness of committees’ composition	4.4
	Proper use of expertise	4.3
	Efficient operation of committees	4.3
	Average	4.2

(4) Independence of the Board of Directors

(a)	Independence of appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders. Also, the outside search and advisory service may be conducted if necessary.

(b)	Appointment of new Directors

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Suk-Gwon Chang	Finance/Accounting	Outside Director Candidate Recommendation Committee	Audit Committee (Chairperson) Corporate Sustainability Management committee Corporate Governance Committee	Not Applicable

Dae-You Kim	Corporate Relation	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee Related-party Transaction Committee	Not Applicable

Gang-Cheol Lee	Corporate Relation	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee Corporate Sustainability Management committee	Not Applicable

(c)	Establishing separate committee to appoint new directors

Name	Whether Outside Director	Note
Do-Kyun Song	O	The number of Outside Directors should be more than 50%
Sang Kyun Cha	O
Jong-Gu Kim	O
Gae-Min Lee(Chairperson)	O
Il Lim	O
Hyeon-Mo Ku	X

•	Outside Director Candidate Recommendation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Do-Kyun Song	Sang Kyun Cha	Jong-Gu Kim	Gae-Min Lee	Il Lim
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2018.1.12	Proposal on Operation plan for Outside Director Candidate Recommendation Committee	Original proposal approved	For	For	For	For	For

2018.2.12	Report on result of the candidate search and confirm new director candidates	Progress of review	For	For	For	For	For

2018.2.23	Final decision on Outside Director candidates	Candidates confirmed	For	For	For	For	For

(5) Expertise of Outside Directors

(a) Supportive team for Outside Directors

•	Corporate Governance Team at the Management Planning Department.

(b) Education for outside directors in 2017

•	Management presentation for new BOD members : 1st (3.22), 2nd(4.5)

•	Audit Committee Forum(provided by Samil PWC) : 9.8

2. Audit Committee

(1) Personal Information of Members of the Audit Committee

(as of December 31, 2017)
Name	Experience	Note
Jong-Gu Kim

•  Ph.D. in Law, College of Law, Dongguk University

•  Director of the Seoul Supreme Prosecutors’ Office

•  The 46th Minister of Ministry of Justice

•  Corporation lawyer of New Dimension Law Group (present)

Outside Director

Sang Kyun Cha

•  Ph.D. in database systems, Stanford University

•  Professor of Seoul National University (present)

•  Chairman, Big data Research center of Seoul National University (present)

•  Member of IEEE ICDE Executive Committee (present)

Outside Director

Dae-Geun Park

•  Ph.D., Economics, Harvard University

•  Professor of the College of Economics and Finance, Hanyang University (present)

•  Chief of the Economic Research Institute, Hanyang University (present)

•  Chairman, Financial Development Council, Financial Services Commission (present)

Outside Director

Dong-Wook Chung

•  Seoul National University, Graduate School of Law, LL.M., Seoul, Korea

•  Chief Prosecutor, Bucheon Branch of the Incheon District Prosecutors’ Office

•  Prosecutor, Seoul High Prosecutors’ Office

•  Senior Counsel, Law Firm Kim¸Choi & Lim (present)

Outside Director

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Dae-Geun Park is the financial expert.

The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

(3) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion
1st	2017. 2.21	Approval on remuneration for non-audit services of external auditors	Original proposal approved
		Report on operational condition of the internal accounting management system	Original proposal approved
		Approval of nomination for new internal audit manager	Original proposal approved
		Audit committee’s report on operational condition of internal accounting management system	Original proposal approved
		Report on audit records for 2016 and audit plan for 2017	Original proposal approved
		Report of final audit for fiscal year 2016	Original proposal approved

2nd	2017. 3.16	Approval of remuneration for independent auditor for the Fiscal year 2017	Original proposal approved
		Approval of remuneration for non-audit service of independent auditor for consolidated company for the Fiscal year 2017	Original proposal approved
		Report of result of shareholders’ meeting agenda and papers reporting research	Original proposal approved
		Audit report for the annual general meeting of shareholders for the 35th term	Original proposal approved
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal approved

3rd	2017. 3.28	Appointment of the chairman of Audit committee	Chairman appointed

4th	2017. 4.27	Report of financial statements (separate and consolidated) of the 1Q 2017	Original proposal approved
		Approval of audit service for nomination for consolidated company for the Fiscal year 2017	Original proposal approved
		Report of US filing consolidated financial statements final audit for the Fiscal year 2016	Original proposal approved

5th	2017. 7.25	Report of final audit for the first half of fiscal year 2017	Original proposal approved
		Report of audit performance for the first half of fiscal year 2017 and audit plan for second half of fiscal year 2017	Original proposal approved
		Report of financial statements (separate and consolidated) of the 1H 2017	Original proposal approved

6th	2017. 10.31	Report of financial statements (separate and consolidated) of the 3Q 2017	Original proposal approved

3. Matters on Shareholder’s Exercise of Voting Rights

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005).

4. Equity Investments

[As of December 31, 2017]							(Units: In Share, Won million, %)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Powertel Co. Ltd.	7,771,418	44.8%	37,419	—	—	—	7,771,418	44.8%	37,419	115,125	2,112
KT Linkus co., Ltd.	3,045,232	87.2%	6,588	30,000	150	—	3,075,232	87.3%	6,738	59,344	725
KT Submarine	8,085,000	39.3%	24,370	—	—	—	8,085,000	39.3%	24,370	142,797	8,243
KT Telecop Co. Ltd.	5,765,911	86.8%	26,045	—	—	—	5,765,911	86.8%	26,045	264,353	2,885
KTCS	3,177,426	7.4%	6,427	—	—	—	3,177,426	7.4%	6,427	212,925	8,266
KTIS	10,196,190	29.3%	30,633	—	—	—	10,196,190	29.3%	30,633	223,818	8,337
KT Skylife	23,908,000	50.3%	311,696	—	—	—	23,908,000	50.3%	311,696	774,826	55,181
kt service bukbu	476,094	67.3%	7,089	—	2	—	476,094	67.3%	7,091	29,281	688
kt service nambu	531,127	76.4%	10,155	—	5	—	531,127	76.4%	10,160	36,076	875
KT New Business Investment Fund No.1	80	90.9%	8,112	—	—	—	80	90.9%	8,112	887	5
KT Data System Co., Ltd.	2,400,000	95.3%	19,616	—	—	—	2,400,000	95.3%	19,616	141,883	11,662
KT Estate	15,848,819	100.0%	1,084,522	—	—	—	15,848,819	100.0%	1,084,522	1,692,974	59,830
KT Strategic Investment Fund No. 1	200	90.9%	20,000	—	—	—	200	90.9%	20,000	2,376	-3,349
SkylifeTV co., Ltd.	6,000,000	14.8%	3,000	—	—	—	6,000,000	14.8%	3,000	56,259	-300
KT SB Data service	3,774,000	51.0%	18,870	—	—	—	3,774,000	51.0%	18,870	18,306	-1,651
BC card	3,059,560	69.5%	633,004	—	—	—	3,059,560	69.5%	633,004	3,951,309	147,190
H&C Network	8,903	1.0%	848	—	—	—	8,903	1.0%	848	90,753	528
KT innoedu	7,458,980	96.8%	—	-7,458,980	—	—	0	0.0%	0	—	—
KT Hitel	22,750,000	63.7%	120,078	—	—	—	22,750,000	63.7%	120,078	258,240	3,225
KT Commerce, Inc.	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	154,166	1,409
KT mhows Co., Ltd.	760,000	76.0%	6,794	—	—	—	760,000	76.0%	6,794	42,738	4,097
KT M&S Co., Ltd.	47,400,000	100.0%	124,564	—	—	-97,800	47,400,000	100.0%	26,764	242,388	-9,707
Genie Music Co., Ltd.	20,904,514	50.0%	37,417	—	—	—	20,904,514	42.5%	37,417	139,686	-3,401
Nasmedia Co., Ltd	3,742,406	42.8%	23,051	—	—	—	3,742,406	42.8%	23,051	239,540	20,238
PlayD	17,393	33.3%	20,000	—	—	—	17,393	33.3%	20,000	91,203	7,731
KT Sat	10,000,000	100.0%	390,530	—	—	—	10,000,000	100.0%	390,530	742,391	29,601
KT Strategic Investment Fund No. 2	200	90.9%	20,000	—	—	—	200	90.9%	20,000	14,527	-2,784
KT Strategic Investment Fund No. 3	65	86.7%	6,500	65	6,500	—	130	86.7%	13,000	14,943	-262
KT -Music Contents Investment fund no.1	2,450,000,000	23.3%	2,450	700,050,000	700	—	3,150,050,000	23.3%	3,150	13,804	-499
KT Sprorts	1,320,000	66.0%	6,600	—	—	—	1,320,000	66.0%	6,600	11,131	-199
KT -Michigan Global Contents Fund	9,420,000,000	53.5%	9,420	—	—	—	9,420,000,000	53.5%	9,420	14,575	-426
Autopion	400,000	100.0%	2,000	—	—	—	400,000	100.0%	2,000	6,306	-618
KT M mobile	40,000,000	100.0%	200,000	—	—	—	40,000,000	100.0%	200,000	93,601	-38,883
Kt investment.inc	4,000,000	100.0%	20,000	—	—	—	4,000,000	100.0%	20,000	16,685	-1,259
KT Strategic Investment Fund No. 4	—	—	—	95	9,500	—	95	95.0%	9,500	10,000	-25
KT -Music Contents Investment fund no.2	—	—	—	2,000,000,000	2,000	—	2,000,000,000	26.7%	2,000	7,500	-11
Korea Telecom America, Inc.	4,500	100.0%	2,376	—	—	—	4,500	100.0%	2,376	3,694	109
Korea Telecom Japan Co., Ltd.	1,617	100.0%	—	—	—	—	1,617	100.0%	—	1,554	536
Korea Telecom China Co., Ltd.	—	100.0%	2,160	—	—	—	0	100.0%	2,160	665	348
KT Dutch B.V.	222,098	100.0%	55,847	—	—	—	222,098	100.0%	55,847	30,312	169
PT.KT Indonesia	198,000	99.0%	108	—	—	—	198,000	99.0%	108	8	-6
kt Belgium	66,049,999	99.9%	69,461	15,000,000	16,971	—	81,049,999	100.0%	86,432	86,455	-2
KT ORS Belgium	1,829,999	99.9%	1,961	—	—	—	1,829,999	99.9%	1,961	1,769	-10
KBTO	43,240	75.0%	1,778	194,000	5,979	—	237,240	92.3%	7,757	3,311	-3,456
Hong Kong Telecom	405,000	100.0%	460	—	—	—	405,000	100.0%	460	2,578	494

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)
Chang-Gyu Hwang	Chief Executive Officer	January 2014	January 23, 1953	2020 AGM
Heon Moon Lim	President	March 2014	November 15, 1960	2018 AGM
Hyeon Mo Ku	President	March 2016	January 13, 1964	2018 AGM
Outside Directors (1)
Do Kyun Song	Senior Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2019 AGM
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2019 AGM
Jong-Gu Kim	Corporate lawyer, New Dimension Law Group	March 2014	July 7, 1941	2020 AGM
Suk-Gwon Chang	Dean, School of Business, Hanyang University	March 2014	February 21, 1956	2018 AGM
Dae-Geun Park	Professor, Department of Economics and Finance, Hanyang University	March 2014	March 15 1958	2018 AGM
Dong-Wook Chung	Senior Counsel, Law Firm Kim¸Choi & Lim	March 2015	August 22, 1949	2018 AGM
Gae-Min Lee	(Former)Editor-in-chief, The Korea Economic Daily	March 2017	November 1, 1946	2020 AGM
Il Lim	Professor, Business Administration, Yeonsei University	March 2017	March 20, 1966	2020 AGM

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

2. Senior Management

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth
Soo-Ho Maeng	President, Corporate Management Group, Human Resources Office	28	October 16, 1959
Seong-Mok Oh	President, Network Group	32	August 20, 1960
Dong-Myun Lee	President, Institute of Convergence Technology	26	October 15, 1962
In-Hoe Kim	Senior Executive Vice President, CEO Office	4	June 25, 1964
Cheol-Soo Kim	Senior Executive Vice President, Customer Business Group	4	February 7, 1963
Sang-Bong Nam	Senior Executive Vice President, Ethics Office	5	October 19, 1963
Yoon-Young Park	Senior Executive Vice President, Enterprise Business Group	26	April 18, 1962
Soo-Jung Shin	Senior Executive Vice President, IT Planning Office	3	August 10, 1965
Kyoung-Lim Yun	Senior Executive Vice President, Future Convergence Business Office	11	June 14, 1963
Jong-Jin Yoon	Senior Executive Vice President, Public Relations Office	3	February 9, 1964
Dae-San Lee	Senior Executive Vice President, Chief Operating Office, Corporate Management Group	31	January 10, 1961
Pill-Jai Lee	Senior Executive Vice President, Marketing Group	30	October 3, 1961
Young-Myoung Kim	Executive Vice President, Smart Energy Business Unit	29	November 13, 1961
Young-Sik Kim	Executive Vice President, Intelligent Network Support Unit	28	March 15, 1961
Weon-Kyung Kim	Executive Vice President, Marketing Strategy Business Unit	27	June 15, 1963
June-Keun Kim	Executive Vice President, GiGA IoT Business unit	7	November 12, 1966
Hyoung-Wook Kim	Executive Vice President, Platform Business Planning Office	21	April 24, 1963

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth
Hyung Joon Kim	Executive Vice President, PyeongChang Winter Olympic Games Business Unit	23	November 2, 1963
Hee-Su Kim	Executive Vice President, KT Institute of Economic & Business Research	7	October 15, 1962
Dae-Su Park	Executive Vice President, Coorporate Relations Group	29	October 28, 1963
Byung-Sam Park	Executive Vice President, Legal Affairs Office	5	October 13, 1966
Jong-Ook Park	Executive Vice President, Strategy & Planning Office	27	January 24, 1962
Chang-Seok Seo	Executive Vice President, Network Strategy Unit	24	July 5, 1967
Jae-Ho Song	Executive Vice President, Safety and Security Business Unit	25	March 26, 1966
Hyun-Yok Sheen	Executive Vice President, Busan Sales Headquarter	24	August 25, 1968
Sang-Keun Ahn	Executive Vice President, Southern Seoul Sales Headquarter	21	September 10, 1962
Sung-Kyu Yang	Executive Vice President, Customer Value Management Unit	30	March 14, 1962
Hee-Kwan Ryu	Executive Vice President, Media Business Unit	25	July 2, 1962
Hyon-Seog Lee	Executive Vice President, Strategic Channel Business Unit	26	March 10, 1962
Hong-Beom Jeon	Executive Vice President, Infra Laboratory	26	October 3, 1962
Yoon-Sik Jeong	Executive Vice President, Enterprise Customer Business Unit	9	September 30, 1964
Young-min Choi	Executive Vice President, KT Group HR Development Academy	3	September 8, 1961
Yeong-Ik Choi	Executive Vice President, Corporate Management Group, Human Resources Office	32	January 5, 1961
Myung-Beom Pyun	Executive Vice President, Sales Operating Business Unit	21	June 19, 1960
In-Sik Kang	Senior Vice President, Media Contents Department	10	March 27, 1960
Ki-Young Ko	Senior Vice President, Global Technology Consulting Center	26	October 20, 1963
Yoon-Jeon Koh	Senior Vice President, Future Business Develpement Unit	22	July 12, 1967
Ki-Yeon Kwak	Senior Vice President, Enterprise Business Consulting Unit	21	October 8, 1971
Kyoung-Il Kim	Senior Vice President, Daegu Sales Headquarter	21	May 25, 1967
Kwang-Dong Kim	Senior Vice President, ICT Convergence Policy Department	2	November 24, 1970
Ki-Taek Kim	Senior Vice President, Chungbuk Sales Headquarter	18	August 2, 1965
Dong-Sik Kim	Senior Vice President, Infra Transformation Unit	26	October 18, 1966
Man-Sik Kim	Senior Vice President, Corporate Management Group, Human Resources Office	13	April 9, 1967
Bong-Gyun Kim	Senior Vice President, Biz Customer Business Unit	20	October 3, 1972
Bong-Ki Kim	Senior Vice President, Convergence Laboratory Security Design TF	23	May 7, 1968
Sung-In Kim	Senior Vice President, Global Business Unit	23	January 13, 1969
Young-Jin Kim	Senior Vice President, Group Relations Unit	21	December 27, 1967
Young-Ho Kim	Senior Vice President, Gangwon Sales Headquarter	21	September 3, 1966
Yi-Han Kim	Senior Vice President, Enterprise Service Delivery Unit	22	January 29, 1966
Jae-Kyung Kim	Senior Vice President, Corporate Strategy Research Department	22	February 7, 1971
Jin-Han Kim	Senior Vice President, AI Tech Center	26	July 6, 1963
Cheol-Kee Kim	Senior Vice President, Media Public Relations Department 1	22	January 10, 1970
Tae-Gyun Kim	Senior Vice President, Safety and Security Development Center	23	May 6, 1971
Hyeon-Soo Kim	Senior Vice President, Jeonbuk Sales Headquarter	27	July 15, 1966
Hye-Joo Kim	Senior Vice President, Big Data Solution P-TF	2	May 31, 1970
Young-Il Moon	Senior Vice President, Data & Information Security Unit	21	December 18, 1966
Jung-Yong Moon	Senior Vice President, Platform Service Business Unit	28	August 24, 1962
Hye-Byung Min	Senior Vice President, Corporate Planning Department	21	October 24, 1969
Kyeong-Weon Park	Senior Vice President, Fieldwork Supporting Unit	29	June 25, 1963
Dong-Seope Park	Senior Vice President, Corporate Management Group, Human Resources Office	32	November 5, 1961
Sang-Hoon Park	Senior Vice President, Gangbuk Network O&M Headquarter	28	September 29, 1962
Jong-Ryeol Park	Senior Vice President, SCM Strategy Office	31	March 14, 1963
Joon-Hyun Park	Senior Vice President, Business Portfolio Department	21	August 1, 1971
Hyun-Jin Park	Senior Vice President, Wire-Wireless Business Unit	18	September 10, 1968
Hyo-Il Park	Senior Vice President, CEO Office	17	January 7, 1970
Gyu-Tae Baek	Senior Vice President, Service Laboratory	22	March 3, 1959
Do-Won Seo	Senior Vice President, Corporate Management Group, Human Resources Office	20	September 25, 1965
Young-Soo Seo	Senior Vice President, Busan Network O&M Headquarter	25	September 1, 1968
Kyung-Min Song	Senior Vice President, CEO Office Department 1	26	November 25, 1963
Keum-Seok Shin	Senior Vice President, SCM Strategy Department	28	February 18, 1965

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth
Chang-Yong Ahn	Senior Vice President, Gangnam Network O&M Headquarter	25	January 27, 1966
Chi-Yong Ahn	Senior Vice President, Northern Seoul Sales Headquarter	23	October 19, 1966
Yul-Mo Yang	Senior Vice President, Media Public Relations Department 3	2	April 8, 1967
Gi-Seob Oh	Senior Vice President, Jeonnam Sales Headquarter	32	March 29, 1962
Mi-Na Oh	Senior Vice President, International Network O&M Center	24	April 11, 1969
Young-Ho Oh	Senior Vice President, Corporate Management Group, Human Resources Office	21	September 16, 1962
Hun-Yong Oh	Senior Vice President, Coorporate IT Service Unit	26	February 25, 1966
Kyung-Hwa Ok	Senior Vice President, S/W Development unit	26	October 3, 1968
Heung-Jae Won	Senior Vice President, Customer Planning Business Unit	26	October 25, 1967
Sang-Kyu Yoo	Senior Vice President, Corporate Management Group, Human Resources Office	21	September 22, 1962
Tae-Heung Yoo	Senior Vice President, Group Relations Department 1	24	August 31, 1964
Kyung-Keun Yoon	Senior Vice President, Financial Management Office	27	January 14, 1963
Hye-Jeong Yun	Senior Vice President, Big Data Business Support unit	27	June 12, 1966
Kang-Soo Lee	Senior Vice President, Infra Service Unit	21	January 10, 1967
Kong-Hwan Lee	Senior Vice President, Human Resources Office	25	September 20, 1966
Duk-Hee Lee	Senior Vice President, Corporate Relations & Support Office	21	December 11, 1963
Mi-Hyang Lee	Senior Vice President, Convergence Business Department	28	January 26, 1965
Sun-Woo Lee	Senior Vice President, Commercialization Design TF	27	January 17, 1966
Sun-Joo Lee	Senior Vice President, Sustainability Management Unit	26	July 5, 1969
Sung-q Lee	Senior Vice President, Management Support Office	27	December 24, 1965
Seung-Yong Lee	Senior Vice President, Coorporate Relations Planning Office	25	May 18, 1964
Yong-Gyoo Lee	Senior Vice President, 5G Service Business Unit	21	March 20, 1965
Won-Joon Lee	Senior Vice President, Competition Policy Office	21	November 24, 1967
June-Sup Lee	Senior Vice President, S/W Development unit	4	March 15, 1962
Jin-Woo Lee	Senior Vice President, Enterprise Service Unit	25	January 19, 1966
Chang-Geun Lee	Senior Vice President, Public Customer Department 1	25	December 11, 1967
Hyeon-Seuk Lee	Senior Vice President, Device Business Unit	21	November 12, 1966
Sang-Kwi Chang	Senior Vice President, Legal Affairs Department 1	4	July 12, 1968
Chang-Hwan Cho	Senior Vice President, Tax Department	13	May 10, 1962
Jung-Yong Ji	Senior Vice President, Network O&M Unit	24	May 17, 1968
Je-Ho Choi	Senior Vice President, Big Data Analysis P-TF	1	December 2, 1968
Chan-Ki Choi	Senior Vice President, Chungnam Sales Headquarter	18	May 11, 1966
Han-Kyu Choi	Senior Vice President, Corporate Management Group, Human Resources Office	30	September 1, 1960
Ho-Chang Choi	Senior Vice President, Corporate Culture Office	20	July 25, 1971
Sang-Hyun Han	Senior Vice President, Public Customer Business Unit	30	April 2, 1963
Yong-Sun Hae	Senior Vice President, Western Seoul Sales Headquarter	29	June 22, 1963
Byung-Yul Hyun	Senior Vice President, Corporate Management Group, Human Resources Office	16	July 1, 1965
Gyung-Pyo Hong	Senior Vice President, Convergence Laboratory	31	June 10, 1962

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Does not include period of employment by KT Corporation’s affiliates.

3. Current Status of Employees

(Unit: Persons, Years, Won million)
Type	Number of Employees			Average Years in Continuous	Total	Average Payroll per
	General	Other	Total	Service	Payroll	Person	Note
Total	23,420	397	23,817	20.0	1,799,323	80

➢	Number of employees as of December 31, 2017 (excluding executive directors).

➢	Average years in continuous services: Calculated using aggregate years of service of employees as of December 31, 2017 divided by number of employees as of December 31, 2017.

➢	Average payroll per person: Calculated using yearly average number of employees (22,501 employees).

4. Remuneration to Executive Officers

(1)	Total Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

			(Unit: Won million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person
3 Inside Directors	4,222	5,900	1,407
8 Outside Directors	692		87

➢	The total amount paid and the average amount paid per person include the compensation for directors who resigned in 2017.

(2)	Remuneration paid to Inside Directors

		(Unit: Won million)
Name	Position	Total Amount Paid
Chang-Gyu Hwang	Chief Executive Officer	2,358
Heon Moon Lim	President	1,006
Hyeon Mo Ku	President	858

Name	Type		Total Amount Paid	Note
Chang-Gyu Hwang	Earned income	Salary	573	Based on the resolution of the board of directors, the total base pay was 373 million won and the total position pay was 200 million won
		Incentives	1,776

Based on the resolution of the board of directors, the incentives has been decided by evaluating the sales figures and operating profits of the previous year as the quantitative indicators and considering the business competitiveness and the status as the qualitative indicators comprehensively. The short-term incentives can be 0~250% of the base pay and the long-term incentives can be 0~340% of the base pay.

We have calculated and paid 1,776 million won in consideration of the earning results (sales of 14.6 trillion won and operating profit of 0.95 trillion won in 2017) and the strengthened business competitiveness based on GiGA infrastructure and 5G leadership.

		Stock option	—	—
		Fringe benefits	9	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid	Note
Heon Moon Lim	Earned income	Salary	375	Based on the resolution of the board of directors, the total base pay was 275 million won and the total position pay was 100 million won.
		Incentives	598

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~119% of the base pay.

We have calculated and paid 598 million won in consideration of the leadership as the chief of Marketing Office.

		Stock option	—	—
		Fringe benefits	33	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid	Note
Hyeon Mo Ku	Earned income	Salary	365	Based on the resolution of the board of directors, the total base pay was 265 million won and the total position pay was 100 million won.
		Incentives	477

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~119% of the base pay.

We have calculated and paid 477 million won in consideration of the new business strategy and cost efficiency as the chief of the management group.

		Stock option	—	—
		Fringe benefits	16	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

(3)	Grant and Exercise of Stock Option

* Not applicable as of December 31, 2017.